Filed Pursuant to Rule 424(b)(2)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
     The attached Annual Report on Form 10-K (excluding the exhibits thereto) dated March 27, 2009 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is April 2, 2009.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 000-51211

Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-2096338
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8484 Westpark Drive
Suite 720
McLean, Virginia 22102
(703) 442-5500

(Address including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.0001 per share
Class W Warrants
Class Z Warrants
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐     No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy statements or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant (7,102,986 shares) based on the $0.56 closing price of the registrant’s common stock as reported on the Over-the-Counter Bulletin Board on June 30, 2008, was approximately $3,977,672. For purposes of this computation, all officers, directors and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

As of March 20, 2009 there were outstanding 14,992,840 shares of the registrant’s common stock, par value $.0001 per share.

Documents Incorporated by Reference

Portions of our definitive proxy statement for the 2009 Annual Meeting of Stockholders, to be filed within 120 days after the end of the fiscal year covered by this Form 10-K, are incorporated by reference into Part III hereof.

CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

Our Form 10-K (“Annual Report”) includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of Global Telecom & Technology, Inc., with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. From time to time, Global Telecom & Technology, Inc., which we refer to as “we”, “us” or “our” and in some cases, “GTT” or the “Company”, also provides forward-looking statements in other materials GTT releases to the public or files with the United States Securities & Exchange Commission (“SEC”), as well as oral forward-looking statements. You should consult any further disclosures on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC.

Such forward-looking statements are and will be subject to many risks, uncertainties and factors relating to our operations and the business environment that may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause GTT’s actual results to differ materially from these forward-looking statements include, but are not limited to, the following:

•	our ability to obtain capital;

•	our ability to develop and market new products and services that meet customer demands and generate acceptable margins;

•	our reliance on several large customers;

•	our ability to negotiate and enter into acceptable contract terms with our suppliers;

•	our ability to attract and retain qualified management and other personnel;

•	competition in the industry in which we do business;

•	failure of the third-party communications networks on which we depend;

•	legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged;

•	our ability to maintain our databases, management systems and other intellectual property;

•	our ability to maintain adequate liquidity and produce sufficient cash flow to fund our capital expenditures and debt service;

•	technological developments and changes in the industry;

•	our ability to complete acquisitions or divestures and to integrate any business or operation acquired;

•	our ability to overcome significant operating losses; and

•	general economic conditions.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual future results to differ materially from those projected or contemplated in the forward-looking statements.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. You should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this report could have a material adverse effect on our business and our results of operations.

Unless the context otherwise requires, when we use the words “the Company,” “GTT,” “we,” “us,” or “our Company” in this Form 10-K, we are referring to Global Telecom & Technology, Inc., a Delaware corporation, and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to Global Telecom & Technology, Inc.

PART I

ITEM 1.	BUSINESS

Background

Global Telecom and Technology, Inc., or GTT, is a global network integrator that provides its clients with a broad portfolio of wide-area network and wireless mobility services. With over 800 worldwide supplier relationships, GTT combines multiple networks and technologies to deliver cost-effective solutions specifically designed for each client’s unique requirements. GTT enhances client performance through our proprietary systems, comprehensive project management and 24x7 operations support.

Headquartered just outside Washington, D.C. in McLean, Virginia with offices in London and Dusseldorf, GTT provides service to more than 300 enterprise, government, and carrier clients in over 70 countries, worldwide.

GTT was incorporated in Delaware on January 3, 2005 under the name Mercator Partners Acquisition Corp. On October 15, 2006, the Company acquired the outstanding capital stock of both Global Internetworking, Inc., or GII, and European Telecommunications & Technology Limited, or ETT. We refer to the acquisitions of GII and ETT herein collectively as the “Acquisitions.” GII and ETT were both founded in 1998, and prior to the Acquisitions, each company’s primary business was the design, delivery, and management of data networks and value-added services. In 2007, the Company completed the consolidation and integration of GII and ETT into GTT.

Our Services

We provide wide-area data networking services and mobility services.

Our Customers

Our customer base includes direct enterprise customers (including government agencies) and telecommunications carriers.

As of December 31, 2008, our customer base was comprised of over 300 businesses. These customers included Global 500 companies, some of which are in the global banking, manufacturing, communications, and media industries. For the year ended December 31, 2008, no single customer accounted for more than 12% of our total consolidated revenues. Our four largest customers accounted for approximately 36% of consolidated revenues during the same period.

We provide services in over 70 countries, with the ability to expand into new geographic areas by adding new regional partners and suppliers. Our service expansion is largely customer-driven. We have designed, delivered, and subsequently managed services in all six populated continents around the world.

For the year ended December 31, 2008, approximately 51% of our revenue was attributable to our operations based in the United States, 35% was attributable to operations based in the United Kingdom, 13% was attributable to operations based in Germany, and 1% was attributable to other countries.

Our customer contracts for network services and support are generally for initial terms of one to three years, with some contracts calling for terms in excess of five years. Following the initial terms, these agreements typically provide for renewal automatically for specified periods. Our prices are fixed for the duration of the contract, and we typically bill in advance for such services. If a customer terminates its agreement, the terms of our customer contracts typically require full recovery of any amounts due for the remainder of the term (or at a minimum, our liability to the underlying suppliers).

Our Suppliers

As of December 31, 2008, we had agreements with over 180 national and international suppliers from whom we source bandwidth and other services to meet our customers’ requirements. Through our extensive supplier relationships, our customers have access to an array of service providers without having to manage multiple contracts. For example, on many point-to-point private line connections we may contract with three different suppliers, such as an access supplier at each end of the connection and a third network services provider for the long-haul connection between them.

Our supplier management teams interact with our suppliers to acquire updated pricing and network asset information and negotiate purchase agreements when appropriate. In some cases, we have electronic interfaces into our suppliers’ pricing systems to provide our customers with real time pricing updates. These supplier management teams are constantly seeking out strategic partnerships with new carriers, negotiating favorable terms on existing contracts, and looking to expand each supplier’s product portfolio. These partnerships are reflected in long-term contracts, commonly referred to as Master Service Agreements. All of these efforts are aimed at providing greater choice, flexibility, and cost savings for our customers. We are committed to using high-quality suppliers, and our supplier management teams continually monitor supplier performance.

Sales and Marketing

Because our markets are highly competitive, we believe that personal relationships and quality of service delivery remain important in winning new and repeat customer business. We therefore sell our services largely through a direct sales force located across the globe, with principal concentration in the United States, the United Kingdom, and Germany. Most of our sales representatives have many years of experience in selling to multinational corporations, enterprises, service providers, and carriers. We also employ several sales engineers to provide presales support to our sales representatives. The average sales cycle can be as little as two to six weeks for existing customers and three to six months or longer for larger new customers.

Our sales and marketing efforts are focused on generating new business opportunities through industry contacts, new product offerings, and long-term relationships with new and existing customers. Our sales activities are specifically focused on recruiting seasoned industry experts with deep ties to the direct enterprise and carrier markets, building relationships with our new clients, and driving sales performance within existing accounts. Our marketing activities are designed to generate awareness and familiarity of our value proposition with our target accounts, develop new products to meet the needs of our customer base, and communicate our successes externally to our target accounts, thereby reinforcing our value proposition among our customers’ key decision makers.

Operations

Our operations consist of three parts: global project management, our global Network Operations Center, or NOC, and Information and Communications Technology, or ICT. Global project management assures the successful implementation of a customer’s service after the sale. A project manager is assigned to each customer order to ensure that the underlying network facilities required for the solution are provisioned, that the customer is provided with status reports on its service, and that any difficulties related to the installation of a customer order are proactively managed. The NOC receives, prioritizes, tracks, and resolves any network outages or other customer needs, along with provisioning and testing of new services. ICT manages all internal data, voice, and IT requirements, and provides additional customer service support to the NOC, project management and sales teams.

Competition

Our competition consists primarily of traditional, facilities-based providers, including companies that provide network connectivity principally within one continent or geographical region, such as Level 3, Qwest, KPN, XO Communications, and COLT. We also compete against carriers who provide network connectivity on a multi-continent, or global basis, such as Verizon Business, AT&T, British Telecom, NTT and Deutsche Telekom.

Government Regulation

In connection with certain of our service offerings, we may be subject to federal, state, and foreign regulations. United States Federal laws and Federal Communications Commission, or FCC, regulations generally apply to interstate telecommunications and international telecommunications that originate or terminate in the United States, while state laws and regulations apply to telecommunications transmissions ultimately terminating within the same state as the point of origination. A foreign country’s laws and regulations apply to telecommunications that originate or terminate in, or in some instances traverse, that country. The regulation of the telecommunications industry is changing rapidly, and varies from state to state and from country to country.

Where certification or licensing is required, carriers are required to comply with certain ongoing responsibilities. For example, we may be required to submit periodic reports to various telecommunications regulatory authorities relating to the provision of services within the relevant jurisdiction. Another potential ongoing responsibility relates to payment of regulatory fees and the collection and remittance of surcharges and fees associated with the provision of telecommunications services. Some of our services are subject to these assessments, depending upon the jurisdiction, the type of service, and the type of customer.

Federal Regulation

Generally, the FCC has chosen not to heavily regulate the charges or practices of non-dominant carriers. For example, we are not required to tariff the interstate inter-exchange private line services we provide, but need only to post terms and conditions for such services on our website. In providing certain telecommunications services, however, we may remain subject to the regulatory requirements applicable to common carriers, such as providing services at just and reasonable rates, filing the requisite reports, and paying regulatory fees and contributing to universal service. The FCC also releases orders and takes other actions from time to time that modify the regulations applicable to services provided by carriers such as us; these orders and actions can result in additional (or reduced) reporting or payments requirements, or changes in the relative rights and obligations of carriers with respect to services they provide to each other or to other categories of customers. These changes in regulation can affect the services that we procure and/or provide and, in some instances, may affect demand for or the costs of providing our services.

State Regulation

The Telecommunications Act of 1996, as amended generally prohibits state and local governments from enforcing any law, rule, or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. However, states retain jurisdiction to adopt regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of communications services, and safeguard the rights of consumers. Generally, each carrier must obtain and maintain certificates of authority from regulatory bodies in states in which it offers intrastate telecommunications services. In most states, a carrier must also file and obtain prior regulatory approval of tariffs containing the rates, terms and conditions of service for its regulated intrastate services. A state may also impose telecommunications regulatory fees, fees related to the support for universal service, and other costs and reporting obligations on providers of services in that state. We are currently authorized to provide intrastate services in more than 20 states and the District of Columbia as an interexchange carrier and/or a competitive local provider.

Foreign Regulation

Generally, the provisioning to U.S. customers of international telecommunications services originating or terminating in the United States is governed by the FCC. In addition, the regulatory requirements to operate within a foreign country or to provide services to customers within that foreign country vary from jurisdiction to jurisdiction, although in some respects regulation in the Western European markets is harmonized under the regulatory structure of the European Union. As opportunities arise in particular nations, we may need to apply for and acquire various authorizations to operate and provide certain kinds of telecommunications services. Although some countries require complex applications procedures for authorizations and/or impose certain reporting and fee payment requirements, others simply require registration with or notification to the regulatory agency, and some simply operate through general authorization with no filing requirement at all.

Intellectual Property

We do not own any patent registrations, applications or licenses. We maintain and protect trade secrets, know-how, and other proprietary information regarding many of our business processes and related systems and databases. We hold United States trademark registrations for our former Global Internetworking brand, our “POP2POP” mark, and for our “GTT Client Portalsm”.

Employees

As of December 31, 2008, we had a total of 65 employees.

Executive Officers

Our executive officers and their respective ages and positions as of March 1, 2009 are as follows:

H. Brian Thompson, 69, has served as Chairman of our Board of Directors since January 2005, as our Executive Chairman since October 2006, and as our interim Chief Executive Officer since February 2007. From January 2005 to October 2006, Mr. Thompson also served as our Chief Executive Officer. Since January 2003, Mr. Thompson also has been the Chairman of Comsat International, one of the largest independent telecommunications operators serving Latin America. Mr. Thompson has also been the Chief Executive Officer of Universal Telecommunications, Inc., a private equity investment and advisory firm, focused on consolidations and start-up companies in the communications industry, since he formed it in June 1991. Since October 1998, Mr. Thompson has also served as the Co-Chairman for the Americas of the Global Information Infrastructure Commission, a multinational organization comprised of international communication industry professionals. From March 1999 to September 2000, Mr. Thompson was Chairman and Chief Executive Officer of Global TeleSystems, Inc. (formerly Global TeleSystems Group, Inc.), a provider of broadband, internet and voice services, serving businesses and carriers throughout Europe. Mr. Thompson currently serves as a member of the board of directors of the following public companies: Sonus Networks, Inc. (NASDAQ: SONS), United Auto Group Inc. (NYSE: UAG), Axcelis Technologies, Inc. (NASDAQ: ACLS), and Bell Canada International, Inc. (NEX: BI.H). Mr. Thompson serves as a member of the Irish Prime Minister’s Ireland-America Economic Advisory Board. Mr. Thompson received a Bachelor of Science from the University of Massachusetts and an Master of Business Administration from Harvard Business School and holds an undergraduate degree in Chemical Engineering from the University of Massachusetts.

Richard D. Calder, Jr., 44, has served as our President, Chief Executive Officer and Director since May 2007. Prior to joining us, from 2004 to 2006 Mr. Calder served as President & Chief Operating Officer of InPhonic, Inc., a publicly-traded online seller of wireless services and products. From 2001 to 2003, Mr. Calder served in a variety of executive roles for Broadwing Communications, Inc., including President — Business Enterprises and Carrier Markets. From 1996 to 2001, Mr. Calder held several senior management positions with Winstar Communications, including Chief Marketing Officer, and President of the company’s South Division. In 1994 Mr. Calder helped to co-found Go Communications, a wireless communications company, and served as its Vice President of Corporate Development from its founding until 1996. Prior to co-founding Go Communications, Mr. Calder held a variety of marketing, business development, and engineering positions within MCI Communications, Inc. and Tellabs, Inc. Mr. Calder holds a Master of Business Administration from Harvard Business School and a Bachelor of Science in Electrical Engineering from Yale University.

Eric Swank, 41, has served as our Chief Financial Officer since February 2009. Prior to joining us, Mr. Swank served as the Treasurer and Senior Vice President of Finance at Mobile Satellite Ventures (now SkyTerra Communications), a publicly-held, Reston, Virginia-based developer and supplier of mobile satellite communications services from November 2001 to April 2008. From 1994 to 2001, Mr. Swank served in various positions, including Director, Corporate Development and Investor Relations, and Vice President, Corporate Planning and Investor Relations, at Motient Corporation (now TerreStar Corporation), a publicly-held, Reston, Virginia-based integrated mobile satellite and terrestrial communications network provider. Prior to joining Motient, from 1989 to 1994, Mr. Swank served as Director, Operations and Manager, Business Development for C-Tec Corporation, a diversified telecommunications holding company organized to hold Commonwealth Telephone Inc. and other non-regulated telecommunications businesses. Mr. Swank received a Bachelor’s degree in Finance from King’s College.

Chris McKee, 40, has served as our General Counsel and Secretary since May 2008. Prior to joining us, Mr. McKee served as the Vice President and General Counsel of StarVox Communications, Inc. from June, 2007 to April 2008. From 2005 to 2007, Mr. McKee was the Vice President and Assistant General Counsel of Covad Communications Group Inc., a publicly held San Jose, California-based broadband provider of integrated voice and data communications nationwide. Prior to joining Covad, from 2002 to 2005, Mr. McKee served as Executive Director of Legal and Regulatory Affairs for XO Communications, Inc., a publicly held Reston, Virginia-based broadband provider of integrated voice and data communications nationwide. Mr. McKee previously, from 1998 to 2002, served as Deputy General Counsel of Net2000 Communications Inc., a publicly traded Herndon, Virginia-based telecommunications services provider. Prior to that, from 1994 to 1998, Mr. McKee was an associate at Washington, D.C.-based law firms Dickstein Shapiro LLP and Dow Lohnes PLLC. Mr. McKee received a Bachelor’s degree from Colby College and a Juris Doctor from Syracuse University.

Available Information

The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on the SEC website at www.sec.gov and on our website at www.gt-t.net as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

ITEM 1A.	RISK FACTORS

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Below are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or telecommunications and/or technology companies in general, may also impair our business operations. If any of these risks or uncertainties actually occurs, our business, financial condition and operating results could be materially adversely affected.

Risks Relating to Our Business and Operations

Our operating company subsidiaries have historically generated losses over the past several fiscal years and have been cash flow negative for a number of the past fiscal years. On a consolidated basis, we generated a loss from operations during 2008. We may continue to generate losses in the future.

For the years ended 2008 and 2007, the Company incurred net losses of $42.4 million and $4.3 million, respectively, and operating losses of $42.9 million and $6.6 million, respectively. Prior to the Acquisitions, the Company’s predecessor entities also experienced net losses and operating losses for the prior several fiscal years. We may generate losses in the future and/or be cash flow negative. If we are not able to achieve or sustain profitability, the market price of our securities may decline.

We might require additional capital to support business growth, and this capital might not be available on favorable terms, or at all.

Our operations or expansion efforts may require substantial additional financial, operational, and managerial resources. As of December 31, 2008, we had approximately $5.8 million in cash and cash equivalents and current liabilities $6.0 million greater than current assets. We may have insufficient cash to fund our working capital or other capital requirements (including our outstanding debt obligations), and may be required to raise additional funds to continue or expand our operations. If we are required to obtain additional funding in the future, we may have to sell assets, seek debt financing, or obtain additional equity capital. Additional capital may not be available to us, or may only be available on terms that adversely affect our existing stockholders, or that restrict our operations. For example, if we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, certain promissory notes that we have issued contain anti-dilution provisions related to their conversion into our common stock. The issuance of new equity securities or convertible debt securities could trigger an anti-dilution adjustment pursuant to these promissory notes, and our existing stockholders would suffer dilution if these notes are converted into shares of our common stock.

The current macro-economic environment in the U.S. and globally could adversely affect our future operating results.

As the recent global financial crisis has broadened and intensified, other sectors of the economy have been adversely impacted and a severe global recession now appears likely. Although through the end of 2008 the current macro-economic environment had minimal impact on our business, if current conditions persist or worsen, there is risk that customer disconnections may accelerate, bad debt could increase, pricing pressure could increase and new sales may drop or be delayed due to decreased demand for our services, our customers’ cash flow constraints, customer credit deteriorations and other factors. Our operating results and financial condition could be materially and adversely affected if there were to be a material adverse change in any of these factors. In addition, the worsening economy could amplify normal fluctuations in our revenue, margins, and cash flows, the timing of sales, customer disputes and dispute resolutions and re-pricing of services upon contract renewals. Uncertainty about future economic conditions makes it difficult for us to forecast operating results and make decisions about future investments. Additionally, many of the effects and consequences of the global financial crisis and a broader economic downturn are currently unknown; any one or all of them could potentially have a material adverse effect on the Company’s liquidity and capital resources, including the Company’s ability to raise additional capital if needed, or otherwise negatively impact the Company’s business and financial results.

We depend on several large customers, and the loss of one or more of these clients, or a significant decrease in total revenues from any of these customers, would likely reduce our revenue and income.

For the year ended December 31, 2008, our four largest customers accounted for approximately 36% of our total service revenues. If we were to lose one or more of our large clients, or if one or more of our large clients were to reduce the services purchased from us or otherwise renegotiate the terms on which services are purchased from us, our revenues could decline and our results of operations would suffer.

If our customers elect to terminate their agreements with us, our business, financial condition and results of operations may be adversely affected.

Our services are sold under agreements that generally have initial terms of between one and three years. Following the initial terms, these agreements generally automatically renew for successive month-to-month, quarterly, or annual periods, but can be terminated by the customer without cause with relatively little notice during a renewal period. In addition, certain government customers may have rights under federal law with respect to termination for convenience that can serve to minimize or eliminate altogether the liability payable by that customer in the event of early termination. Our customers may elect to terminate their agreements as a result of a number of factors, including their level of satisfaction with the services they are receiving, their ability to continue their operations due to budgetary or other concerns, and the availability and pricing of competing services. If customers elect to terminate their agreements with us, our business, financial condition, and results of operation may be adversely affected.

Competition in the industry in which we do business is intense and growing, and our failure to compete successfully could make it difficult for us to add and retain customers or increase or maintain revenues.

The markets in which we operate are rapidly evolving and highly competitive. We currently or potentially compete with a variety of companies, including some of our transport suppliers, with respect to their products and services, including global and regional telecommunications service providers such as AT&T, British Telecom, NTT, Level 3, Qwest and Verizon, among others.

The industry in which we operate is consolidating, which is increasing the size and scope of our competitors. Competitors could benefit from assets or businesses acquired from other carriers or from strategic alliances in the telecommunications industry. New entrants could enter the market with a business model similar to ours. Our target markets may support only a limited number of competitors. Operations in such markets with multiple competitive providers may be unprofitable for one or more of such providers. Prices in both the long-distance business and the data transmission business have declined in recent years and may continue to decline.

Many of our potential competitors have certain advantages over us, including:

•	substantially greater financial, technical, marketing, and other resources, including brand or corporate name recognition;

•	substantially lower cost structures, including cost structures of facility-based providers who have reduced debt and other obligations through bankruptcy or other restructuring proceedings;

•	larger client bases;

•	longer operating histories;

•	more established relationships in the industry; and

•	larger geographic presence.

Our competitors may be able to use these advantages to:

•	develop or adapt to new or emerging technologies and changes in client requirements more quickly;

•	take advantage of acquisitions and other opportunities more readily;

•	enter into strategic relationships to rapidly grow the reach of their networks and capacity;

•	devote greater resources to the marketing and sale of their services;

•	adopt more aggressive pricing and incentive policies, which could drive down margins; and

•	expand their offerings more quickly.

If we are unable to compete successfully against our current and future competitors, our revenues and gross margins could decline and we would lose market share, which could materially and adversely affect our business.

Because our business consists primarily of reselling telecommunications network capacity purchased from third parties, the failure of our suppliers and other service providers to provide us with services, or disputes with those suppliers and service providers, could affect our ability to provide quality services to our customers and have an adverse effect on our operations and financial condition.

The majority of our business consists of integrating and reselling network capacity purchased from traditional telecommunications carriers. Accordingly, we will be largely dependent on third parties to supply us with services. Occasionally in the past, our operating companies have experienced delays or other problems in receiving services from third party providers. Disputes also arise from time to time with suppliers with respect to billing or interpretation of contract terms. Any failure on the part of third parties to adequately supply us or to maintain the quality of their facilities and services in the future, or the termination of any significant contracts by a supplier, could cause customers to experience delays in service and lower levels of customer care, which could cause them to switch providers. Furthermore, disputes over billed amounts or interpretation of contract terms could lead to claims against us, some of which if resolved against us could have an adverse impact on our results of operations and/or financial condition. Suppliers may also attempt to impose onerous terms as part of purchase contract negotiations. Although we know of no pending or threatened claims with respect to past compliance with any such terms, claims asserting any past noncompliance, if successful, could have a material adverse effect on our operations and/or financial condition. Moreover, to the extent that key suppliers were to attempt to impose such provisions as part of future contract negotiations, such developments could have an adverse impact on the Company’s operations. Finally, some of our suppliers are potential competitors. We cannot guarantee that we will be able to obtain use of facilities or services in a timely manner or on terms acceptable and in quantities satisfactory to us.

Industry consolidation may affect our ability to obtain services from suppliers on a timely or cost-efficient basis.

A principal method of connecting with our customers is through local transport and last mile circuits we purchase from incumbent carriers such as AT&T and Verizon, or competitive carriers such as Time Warner Telecom, XO, or Level 3. In recent years, AT&T, Verizon, and Level 3 have acquired competitors with significant local and/or long-haul network assets. Industry consolidation has occurred on a lesser scale as well through mergers and acquisitions involving regional or smaller national or international competitors. Generally speaking, we believe that a marketplace with multiple supplier options for transport access is important to the long-term availability of competitive pricing, service quality, and carrier responsiveness. It is unclear at this time what the long-term impact of such consolidation will be, or whether it will continue at the same pace as it has in recent years; we cannot guarantee that we will continue to be able to obtain use of facilities or services in a timely manner or on terms acceptable and in quantities satisfactory to us from such suppliers.

We may occasionally have certain sales commitments to customers that extend beyond the Company’s commitments from its underlying suppliers.

The Company’s financial results could be adversely affected if the Company were unable to purchase extended service from a supplier at a cost sufficiently low to maintain the Company’s margin for the remaining term of its commitment to a customer. While the Company has not encountered material price increases from suppliers with respect to continuation or renewal of services after expiration of initial contract terms, the Company cannot be certain that it would be able to obtain similar terms and conditions from suppliers. In most cases where the Company has faced any price increase from a supplier following contract expiration, the Company has been able to locate another supplier to provide the service at a similar or reduced future cost; however, the Company’s suppliers may not provide services at such cost levels in the future.

The networks on which we depend may fail, which would interrupt the network availability they provide and make it difficult to retain and attract customers.

Our customers depend on our ability to provide network availability with minimal interruption. The ability to provide this service depends in part on the networks of third party transport suppliers. The networks of transport suppliers may be interrupted as a result of various events, many of which they cannot control, including fire, human error, earthquakes and other natural disasters, disasters along communications rights-of-way, power loss, telecommunications failures, terrorism, sabotage, vandalism, or the financial distress or other event adversely affecting a supplier, such as bankruptcy or liquidation.

We may be subject to legal claims and be liable for losses suffered by customers due to our inability to provide service. If our network failure rates are higher than permitted under the applicable customer contracts, we may incur significant expenses related to network outage credits, which would reduce our revenues and gross margins. Our reputation could be harmed if we fail to provide a reasonably adequate level of network availability, and in certain cases, customers may be entitled to seek to terminate their contracts with us in case of prolonged or severe service disruptions or other outages.

System disruptions could cause delays or interruptions of our service due to terrorism, natural disasters and other events beyond our control, which could cause us to lose customers or incur additional expenses.

Our success depends on our ability to provide reliable service. Although we have attempted to design our network services to minimize the possibility of service disruptions or other outages, in addition to risks associated with third party provider networks, our services may be disrupted by problems on our own systems, including events beyond our control such as terrorism, computer viruses, or other infiltration by third parties that affect our central offices, corporate headquarters, network operations centers, or network equipment. Such events could disrupt our service, damage our facilities, and damage our reputation. In addition, customers may, under certain contracts, have the ability to terminate services in case of prolonged or severe service disruptions or other outages. Accordingly, service disruptions or other outages may cause us to, among other things, lose customers and could harm our results of operations.

If the products or services that we market or sell do not maintain market acceptance, our results of operations will be adversely affected.

Certain segments of the telecommunications industry are dependent on developing and marketing new products and services that respond to technological and competitive developments and changing customer needs. We cannot assure you that our products and services will gain or obtain increased market acceptance. Any significant delay or failure in developing new or enhanced technology, including new product and service offerings, could result in a loss of actual or potential market share and a decrease in revenues.

If carrier and enterprise connectivity demand does not continue to expand, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations.

The growth of our business will be dependent, in part, upon the increased use of carrier and enterprise connectivity services and our ability to capture a higher proportion of this market. Increased usage of enterprise connectivity services depends on numerous factors, including:

•	the willingness of enterprises to make additional information technology expenditures;

•	the availability of security products necessary to ensure data privacy over the public networks;

•	the quality, cost, and functionality of these services and competing services;

•	the increased adoption of wired and wireless broadband access methods;

•	the continued growth of broadband-intensive applications; and

•	the proliferation of electronic devices and related applications.

If the demand for carrier and enterprise connectivity services does not continue to grow, we may not be able to grow our business, achieve profitability, or meet public market expectations.

Our long sales and service deployment cycles require us to incur substantial sales costs that may not result in related revenues.

Our business is characterized by long sales cycles, which are often in the range of 60 days or more, between the time a potential customer is contacted and a customer contract is signed. Furthermore, once a customer contract is signed, there is typically an extended period of between 30 and 120 days before the customer actually begins to use the services, which is when we begin to realize revenues. As a result, we may invest a significant amount of time and effort in attempting to secure a customer, which investment may not result in near term, if any, revenues. Even if we enter into a contract, we will have incurred substantial sales-related expenses well before we recognize any related revenues. If the expenses associated with sales increase, if we are not successful in our sales efforts, or if we are unable to generate associated offsetting revenues in a timely manner, our operating results could be materially and adversely affected.

Because much of our business is international, our financial results may be affected by foreign exchange rate fluctuations.

Approximately 49% of our revenue comes from countries outside of the United States. As such, other currencies, particularly the Euro and the British Pound Sterling, can have an impact on the Company’s results (expressed in U.S. Dollars). Currency variations also contribute to variations in sales in impacted jurisdictions. Accordingly, fluctuations in foreign currency rates, most notably the strengthening of the dollar against the euro and the pound, could have a material impact on our revenue growth in future periods. In addition, currency variations can adversely affect margins on sales of our products in countries outside of the United States and margins on sales of products that include components obtained from suppliers located outside of the United States.

If our goodwill or amortizable intangible assets become further impaired we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include reduced future cash flow estimates, a decline in stock price and market capitalization, and slower growth rates in our industry. During the year ending December 31, 2008, the Company recorded impairment to goodwill and amortizable intangible assets of $41.9 million in aggregate. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, negatively impacting our results of operations.

Because much of our business is international, we may be subject to local taxes, tariffs, or other restrictions in foreign countries, which may reduce our profitability.

Revenues from our foreign subsidiaries, or other locations where we provide or procure services internationally, may be subject to additional taxes in some foreign jurisdictions. Additionally, some foreign jurisdictions may subject us to additional withholding tax requirements or the imposition of tariffs, exchange controls, or other restrictions on foreign earnings. Any such taxes, tariffs, controls, and other restrictions imposed on our foreign operations may increase our costs of business in those jurisdictions, which in turn may reduce our profitability.

The ability to implement and maintain our databases and management information systems is a critical business requirement, and if we cannot obtain or maintain accurate data or maintain these systems, we might be unable to cost-effectively provide solutions to our customers.

To be successful, we must increase and update information in our databases about network pricing, capacity, and availability. Our ability to provide cost-effective network availability and access cost management depends upon the information we collect from our transport suppliers regarding their networks. These suppliers are not obligated to provide this information and could decide to stop providing it to us at any time. Moreover, we cannot be certain that the information that these suppliers share with us is accurate. If we cannot continue to maintain and expand the existing databases, we may be unable to increase revenues or to facilitate the supply of services in a cost-effective manner.

Furthermore, we are in the process of reviewing, integrating, and augmenting our management information systems to facilitate management of client orders, client service, billing, and financial applications. Our ability to manage our businesses could be materially adversely affected if we fail to successfully and promptly maintain and upgrade the existing management information systems.

If we are unable to protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position.

We own certain proprietary programs, software, and technology. However, we do not have any patented technology that would preclude competitors from replicating our business model; instead, we rely upon a combination of know-how, trade secret laws, contractual restrictions, and copyright, trademark and service mark laws to establish and protect our intellectual property. Our success will depend in part on our ability to maintain or obtain (as applicable) and enforce intellectual property rights for those assets, both in the United States and in other countries. Although our Americas operating company has registered some of its service marks in the United States, we have not otherwise applied for registration of any marks in any other jurisdiction. Instead, with the exception of the few registered service marks in the United States, we rely exclusively on common law trademark rights in the countries in which we operate.

We may file applications for patents, copyrights and trademarks as our management deems appropriate. We cannot assure you that these applications, if filed, will be approved, or that we will have the financial and other resources necessary to enforce our proprietary rights against infringement by others. Additionally, we cannot assure you that any patent, trademark, or copyright obtained by us will not be challenged, invalidated, or circumvented, and the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States or the member states of the European Union. Finally, although we intend to undertake reasonable measures to protect the proprietary assets of our combined operations, we cannot guarantee that we will be successful in all cases in protecting the trade secret status of certain significant intellectual property assets. If these assets should be misappropriated, if our intellectual property rights are otherwise infringed, or if a competitor should independently develop similar intellectual property, this could harm our ability to attract new clients, retain existing customers, and generate revenues.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services or otherwise operate our business.

We utilize data and processing capabilities available through commercially available third-party software tools and databases to assist in the efficient analysis of network engineering and pricing options. Where such technology is held under patent or other intellectual property rights by third parties, we are required to negotiate license agreements in order to use that technology. In the future, we may not be able to negotiate such license agreements at acceptable prices or on acceptable terms. If an adequate substitute is not available on acceptable terms and at an acceptable price from another software licensor, we could be compelled to undertake additional efforts to obtain the relevant network and pricing data independently from other, disparate sources, which, if available at all, could involve significant time and expense and adversely affect our ability to deliver network services to customers in an efficient manner.

Furthermore, to the extent that we are subject to litigation regarding the ownership of our intellectual property or the licensing and use of others’ intellectual property, this litigation could:

•	be time-consuming and expensive;

•	divert attention and resources away from our daily business;

•	impede or prevent delivery of our products and services; and

•	require us to pay significant royalties, licensing fees, and damages.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our services and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments, and restrictions on our ability to provide our services, any of which could harm our business.

We may incur operational and management inefficiencies if we acquire new businesses or technologies, and our results of operations could be impaired.

To further our strategy, we may seek to acquire additional businesses and technologies that we believe will complement the existing businesses. Any such acquisitions would likely involve some or all of the following risks:

•	difficulty of assimilating acquired operations and personnel and information systems;

•	potential disruption of our ongoing business;

•	increased indebtedness to finance the acquisitions;

•	possibility that we may not realize an acceptable return on our investment in these acquired companies or assets;

•	diversion of resources;

•	difficulty of maintaining uniform standards, controls, procedures, and policies;

•	risks of entering markets in which we have little or no experience; and

•	potential impairment of relationships with employees, suppliers, or clients.

We may need to complete transactions of this kind in order to remain competitive. We cannot be sure that we will be able to obtain any required financing or regulatory approvals for these transactions or that these transactions will occur.

Our efforts to develop new service offerings may not be successful, in which case our revenues may not grow as we anticipate or may decline.

The market for telecommunications services is characterized by rapid change, as new technologies are developed and introduced, often rendering established technologies obsolete. For our business to remain competitive, we must continually update our service offerings to make new technologies available to our customers and prospects. To do so, we may have to expend significant management and sales resources, which may increase our operating costs. The success of our potential new service offerings is uncertain and would depend on a number of factors, including the acceptance by end-user customers of the telecommunications technologies which would underlie these new service offerings, the compatibility of these technologies with existing customer information technology systems and processes, the compatibility of these technologies with our then-existing systems and processes, and our ability to find third-party vendors that would be willing to provide these new technologies to us for delivery to our users. If we are unsuccessful in developing and selling new service offerings, our revenues may not grow as we anticipate, or may decline.

If we do not continue to train, manage and retain employees, clients may reduce purchases of services.

Our employees are responsible for providing clients with technical and operational support, and for identifying and developing opportunities to provide additional services to existing clients. In order to perform these activities, our employees must have expertise in areas such as telecommunications network technologies, network design, network implementation, and network management, including the ability to integrate services offered by multiple telecommunications carriers. They must also accept and incorporate training on our systems and databases developed to support our operations and business model. Employees with this level of expertise tend to be in high demand in the telecommunications industry, which may make it more difficult for us to attract and retain qualified employees. If we fail to train, manage, and retain our employees, we may be limited in our ability to gain more business from existing clients, and we may be unable to obtain or maintain current information regarding our clients’ and suppliers’ communications networks, which could limit our ability to provide future services.

The regulatory framework under which we operate could require substantial time and resources for compliance, which could make it difficult and costly for us to operate the businesses.

In providing certain interstate and international telecommunications services, we must comply, or cause our customers or carriers to comply, with applicable telecommunications laws and regulations prescribed by the Federal Communications Commission (“FCC”) and applicable foreign regulatory authorities. In offering services on an intrastate basis, we may also be subject to state laws and to regulation by state public utility commissions. Our international services may also be subject to regulation by foreign authorities and, in some markets, multinational authorities, such as the European Union. The costs of compliance with these regulations, including legal, operational, and administrative expenses, may be substantial. In addition, delays in receiving or failure to obtain required regulatory approvals or the enactment of new or adverse legislation, regulations, or regulatory requirements may have a material adverse effect on our financial condition, results of operations, and cash flow.

If we fail to obtain required authorizations from the FCC or other applicable authorities, or if we are found to have failed to comply, or are alleged to have failed to comply, with the rules of the FCC or other authorities, our right to offer certain services could be challenged and/or fines or other penalties could be imposed on us. Any such challenges or fines could be substantial and could cause us to incur substantial legal and administrative expenses as well; these costs in the forms of fines, penalties, and legal and administrative expenses could have a material adverse impact on our business and operations. Furthermore, we are dependent in certain cases on the services other carriers provide, and therefore on other carriers’ abilities to retain their respective licenses in the regions of the world in which they operate. We are also dependent, in some circumstances, on our customers’ abilities to obtain and retain the necessary licenses. The failure of a customer or carrier to obtain or retain any necessary license could have an adverse effect on our ability to conduct operations.

Future changes in regulatory requirements or new interpretations of existing regulatory requirements may impair our ability to provide services, or may reduce our profitability.

Many of the laws and regulations that apply to providers of telecommunications services are subject to frequent changes and different interpretations and may vary between jurisdictions. Changes to existing legislation or regulations in particular markets may limit the opportunities that are available to enter into markets, may increase the legal, administrative, or operational costs of operating in those markets, or may constrain other activities, including our ability to complete subsequent acquisitions, or purchase services or products, in ways that we cannot anticipate. Because we purchase telecommunications services from other carriers, our costs and manner of doing business can also be adversely affected by changes in regulatory policies affecting these other carriers.

We depend on key personnel to manage our businesses effectively in a rapidly changing market, and our ability to generate revenues will suffer if we are unable to retain key personnel and hire additional personnel.

The future success, strategic development, and execution of our business will depend upon the continued services of our executive officers and other key sales, marketing, and support personnel. We do not maintain “key person” life insurance policies with respect to any of our employees, nor are we certain if any such policies will be obtained or maintained in the future. We may need to hire additional personnel in the future, and we believe the success of the combined business depends, in large part, upon our ability to attract and retain key employees. The loss of the services of any key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel could limit our ability to generate revenues and to operate our business.

Risks Relating to Our Indebtedness

We are obligated to repay several debt instruments that mature during 2010. If we are unable to raise additional capital or to renegotiate the terms of that debt, we may be unable to make the required principal payments with respect to one or more of these debt instruments.

In the aggregate, we are obligated to pay approximately $4.8 million in principal, plus accrued interest, in December 2010 with respect to promissory notes we issued in November 2007. In addition, we are obligated to pay $4.0 million in principal, plus accrued interest, with respect to an additional set of promissory notes issued to the former GII shareholders that also mature in December 2010. We are also obligated to pay accrued interest on several earlier dates with respect to the latter set of promissory notes. If we are unable to raise additional capital or arrange other refinancing options, we may be unable to make the principal payments and/or payments of accrued interest when due with respect to one or more of these promissory notes.

Our failure to comply with covenants in our credit facility could result in our indebtedness being immediately due and payable and the loss of our assets.

In March 2008 we entered into a credit facility with an affiliate of Silicon Valley Bank. This credit facility is secured by a pledge of substantially all of our assets, as well as by a pledge of 67% of the capital stock of our U.K. subsidiary. If we fail to pay any of our indebtedness under this credit facility when due, or if we breach any of the other covenants in the credit facility, it may result in one or more events of default. An event of default under our credit facility would permit the lender to declare all amounts owing to be immediately due and payable and, if we were unable to repay any indebtedness owed, the lender could proceed against the collateral securing that indebtedness.

Our failure to renew our credit facility on terms acceptable to the Company, if at all, could result in the loss of future borrowing capacity and/or higher costs to maintain or access the borrowing capacity.

As of March 17, 2009, the expiration date of our credit facility was extended until May 16, 2009. If the facility is not either renewed on revised terms that are acceptable to both Silicon Valley Bank and the Company, or further extended by Silicon Valley Bank on existing terms, the Company could lose access to this borrowing capacity or incur higher costs to maintain and access such borrowing capacity.

Our debt may hinder our growth and put us at a competitive disadvantage.

As of December 31, 2008, the outstanding principal indebtedness of the Company was $8.8 million. The aggregate repayment of principal and interest on the Company’s indebtedness for the year ended December 31, 2008 was $120,000, and we estimate aggregate debt service in 2009 to be $320,000. This debt may have important consequences, including the following:

•	the ability to obtain additional financing for acquisitions, working capital, investments, and capital or other expenditures could be impaired, or financing may not be available on acceptable terms;

•	a portion of our cash flow will be used to make principal and interest payments on this debt, reducing the funds that would otherwise be available for operations and future business opportunities;

•	a substantial decrease in cash flows from operating activities or an increase in expenses could make it difficult to meet debt service requirements and force modifications to our operations;

•	if we do not have enough cash flow in the future to make interest or principal payments on this debt, we may be required to refinance all or a portion of this debt, or to raise additional capital, which refinancing or additional capital might not be available on acceptable terms, if at all; and

•	substantial debt may make us more vulnerable to a downturn in our business or the economy generally.

Risks Related to our Common Stock and the Securities Markets

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be made by our Board of Directors and will depend upon results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, and other factors our Board of Directors deems relevant. Accordingly, realization of a gain on stockholders’ investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

Our outstanding warrants may have an adverse effect on the market price of our common stock.

In connection with our initial public offering, we issued warrants to purchase up to 16,330,000 shares of common stock. Certain of our former and current officers and directors and/or certain of their affiliates also hold warrants to purchase up to 4,950,000 shares of common stock for a price of $5.00 per share. We also issued an option to purchase 25,000 Series A units (each now representing two shares of common stock, five Class W warrants, and five Class Z warrants) and/or 230,000 Series B units (each now representing two shares of common stock, one Class W warrant, and one Class Z warrant) to the representative of the underwriters of our initial public offering which, if exercised, would result in the issuance of an additional 710,000 warrants. In connection with the purchase of GII, we have issued warrants to the former shareholders of that company to purchase an additional 2,900,000 shares of our common stock. The sale, or even the possibility of sale, of the shares underlying the warrants and the exercise of any purchase options could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent these warrants are exercised, stockholders may experience dilution to their holdings.

If our stockholders exercise their registration rights, it may have an adverse effect on the market price of our common stock.

In addition to the right of selling stockholders to have their shares of common stock registered, some of our existing stockholders are entitled to demand that we register the resale of their shares of our common stock and Class W and Class Z warrants and shares of common stock underlying their Class W and Class Z warrants at any time after we consummated the Acquisitions. If these stockholders were to exercise their registration rights with respect to all of these shares and warrants, there would be an additional 4,950,100 shares of common stock and 4,950,000 warrants eligible for trading in the public market.

The consideration issued to the former GII shareholders upon the closing of our Acquisition of GII included 1,300,000 shares of our common stock, 1,450,000 of our Class W warrants, each of which entitles the holder to purchase one share of our common stock at $5.00 per share, and 1,450,000 of our Class Z warrants, each of which entitles the holder to purchase one share of our common stock at $5.00 per share. These securities are currently not registered, and their resale is restricted. However, the recipients of those shares and warrants in connection with our purchase of GII have certain registration rights, including the right to demand registration beginning on January 15, 2007, and will be able to sell their shares in the public market if registration is effected. The presence of this additional number of shares of common stock and warrants eligible for trading in the public market may have an adverse effect on the market price of our common stock.

The concentration of our capital stock ownership will likely limit a stockholder’s ability to influence corporate matters, and could discourage a takeover that stockholders may consider favorable and make it more difficult for a stockholder to elect directors of its choosing.

Based on public filings with the SEC made by J. Carlo Cannell, we believe that as of December 31, 2008, funds associated with Cannell Capital LLC owned 3,376,106 shares of our common stock and warrants to acquire 2,224,000 shares of our common stock. Based on the number of shares of our common stock outstanding on March 20, 2009 without taking into account their unexercised warrants, these funds would beneficially own approximately 22.5% of our common stock. In addition, as of March 20, 2009, our executive officers, directors and affiliated entities together beneficially owned common stock, without taking into account their unexercised and unconverted warrants, options and convertible notes, representing approximately 30.0% of our common stock. As a result, these stockholders have the ability to exert significant control over matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. The interests of these stockholders might conflict with your interests as a holder of our securities, and it may cause us to pursue transactions that, in their judgment, could enhance their equity investments, even though such transactions may involve significant risks to you as a security holder. The large concentration of ownership in a small group of stockholders might also have the effect of delaying or preventing a change of control of our Company that other stockholders may view as beneficial.

It may be difficult for you to resell shares of our common stock if an active market for our common stock does not develop.

Our common stock is not actively traded on a securities exchange and we currently do not meet the initial listing criteria for any registered securities exchange, including the NASDAQ National Market System. It is quoted on the less recognized Over-the-Counter Bulletin Board. This factor may further impair your ability to sell your shares when you want and/or could depress our stock price. As a result, you may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analyst and news coverage of our Company may be limited. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares.

ITEM 2.	PROPERTIES

GTT is headquartered in McLean, Virginia. The Company leases facilities in McLean as well as in London, England; Düsseldorf, Germany; and Paris, France.

GTT’s corporate headquarters facility in McLean is subject to a ten-year lease expiring on December 31, 2014. The lease with respect to the London office expired on June 23, 2008, and the Company negotiated an option to terminate the lease on that date in conjunction with signing a new lease on a different floor of the same building. The new lease expires on June 20, 2012. GTT does not own any real estate.

ITEM 3.	LEGAL PROCEEDINGS

The Company is not currently subject to any material legal proceedings. From time to time, however, we or our operating companies may be a party to other various legal proceedings that arise in the normal course of business. In the opinion of management, none of these proceedings, individually or in the aggregate, are likely to have a material adverse effect on our consolidated financial position or consolidated results of operations or cash flows. However, we cannot provide assurance that any adverse outcome would not be material to our consolidated financial position or consolidated results of operations or cash flows.

PART II

ITEM 5.	MARKET FOR THE REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Equity Securities

Our common stock trades on the Over-the-Counter Bulletin Board under the symbol GTLT, and our Class W warrants and Class Z warrants trade under the symbols GTLTW and GTLTZ, respectively.

Each Class W and Class Z warrant entitles the holder to purchase from us one share of common stock at an exercise price of $5.00. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2010, or earlier upon redemption. The Class Z warrants will expire at 5:00 p.m., New York City time, on April 10, 2012, or earlier upon redemption. The trading of our securities, especially our Class W warrants and Class Z warrants, is limited, and therefore there may not be deemed to be an established public trading market under guidelines set forth by the SEC.

The following table sets forth, for the calendar quarters indicated, the quarterly high and low bid information of our common stock, warrants, and units as reported on the Over-the-Counter Bulletin Board. The quotations listed below reflect interdealer prices, without retail markup, markdown, or commission, and may not necessarily represent actual transactions.

	Common		Class W		Class Z
	Stock		Warrants		Warrants
	High	Low	High	Low	High	Low

2007
First Quarter	$3.48	$1.75	$0.52	$0.26	$0.46	$0.18
Second Quarter	$2.50	$1.69	$0.37	$0.27	$0.38	$0.21
Third Quarter	$2.35	$1.20	$0.35	$0.23	$0.24	$0.07
Fourth Quarter	$1.85	$1.02	$0.12	$0.04	$0.26	$0.11
2008
First Quarter	$1.10	$0.33	$0.05	$0.03	$0.10	$0.02
Second Quarter	$0.75	$0.40	$0.05	$0.04	$0.14	$0.06
Third Quarter	$0.65	$0.33	$0.04	$0.01	$0.05	$0.01
Fourth Quarter	$0.59	$0.26	$0.01	$0.00	$0.03	$0.01

As of March 25, 2009 there were approximately 34 holders of record of our common stock, 14 holders of record of our Class W warrants, and 14 holders of record of our Class Z warrants.

Dividends

We have not paid any dividends on our common stock to date, and do not anticipate paying any dividends in the foreseeable future. Moreover, restrictive covenants existing in certain promissory notes that we have issued preclude us from paying dividends until those notes are paid in full.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and accompanying notes included elsewhere in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company

The following discussion and analysis should be read together with the Company’s Consolidated Financial Statements and related notes thereto beginning on page F-1. Reference is made to “Cautionary Statement Regarding Forward-Looking Statements” on page 1 hereof, which describes important factors that could cause actual results to differ from expectations and non-historical information contained herein.

Overview

Global Telecom and Technology, Inc., or GTT, is a global network integrator that provides its clients with a broad portfolio of wide-area network and wireless mobility services. With over 800 worldwide supplier relationships, GTT combines multiple networks and technologies to deliver cost-effective solutions specifically designed for each client’s unique requirements. GTT enhances client performance through our proprietary systems, comprehensive project management and 24x7 operations support.

The Company sells through a direct sales force on a global basis. The Company generally competes with large, facilities-based providers and other services providers in each of our global markets. As of December 31, 2008, our customer base was comprised of over 300 businesses. Our four largest customers accounted for approximately 36% of consolidated revenues during the year ended December 31, 2008.

Costs and Expenses

The Company’s cost of revenue consists almost entirely of the costs for procurement of services associated with customer solutions. The key terms and conditions appearing in both supplier and customer agreements are substantially the same, with margin applied to the suppliers’ costs. There are no wages or overheads included in these costs. From time to time, the Company has agreed to certain special commitments with vendors in order to obtain better rates, terms and conditions for the procurement of services from those vendors. These commitments include volume purchase commitments and purchases on a longer-term basis than the term for which the applicable customer has committed.

Our supplier contracts do not have any market related net settlement provisions. The Company has not entered into, and has no plans to enter into, any supplier contracts which involve financial or derivative instruments. The supplier contracts are entered into solely for the direct purchase of telecommunications capacity, which is resold by the Company in its normal course of business. As such, the Company considers its contracts with its suppliers to be normal purchases, according to the criteria in paragraph 10(b) of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended.

Other than cost of revenue, the Company’s most significant operating expenses are employment costs. As of December 31, 2008, the Company had 65 employees, and employment costs comprised approximately 17% of total operating expenses for the year ended December 31, 2008.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to its accompanying consolidated financial statements. The Company considers the following accounting policies to be those that require the most significant judgments and estimates in the preparation of its consolidated financial statements, and believes that an understanding of these policies is important to a proper evaluation of the reported consolidated financial results.

Revenue Recognition

The Company provides data connectivity solutions, such as dedicated circuit access, access aggregation and hubbing and managed network services to its customers. Many of these services involve arrangements with multiple elements, such as recurring and installation charges, equipment charges, and usage charges. When a sale involves multiple elements, the entire fee from the arrangement is evaluated under EITF 00-21, Revenue Arrangements with Multiple Deliverables. The consideration is allocated to respective elements based on their relative fair values and is recognized when revenue recognition criteria for each element are met. The units of accounting are based on the following criteria: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the Company’s control.

The Company’s services are provided under contracts that typically provide for an installation charge along with payments of recurring charges on a monthly (or other periodic) basis for use of the services over a committed term. Our contracts with customers specify the terms and conditions for providing such services. These contracts call for the Company to provide the service in question (e.g., data transmission between point A and point Z), to manage the activation process, and to provide ongoing support (in the form of service maintenance and trouble-shooting) during the service term. The contracts do not typically provide the customer any rights to use specifically identifiable assets. Furthermore, the contracts generally provide us with discretion to engineer (or re-engineer) a particular network solution to satisfy each customer’s data transmission requirement, and typically prohibit physical access by the customer to the network infrastructure used by the Company and its suppliers to deliver the services.

The Company recognizes revenue as follows:

Network Services and Support.  The Company’s services are provided pursuant to contracts that typically provide for payments of recurring charges on a monthly basis for use of the services over a committed term. Each service contract has a fixed monthly cost and a fixed term, in addition to a fixed installation charge (if applicable). At the end of the initial term of most service contracts, the contracts roll forward on a month-to-month or other periodic basis and continue to bill at the same fixed recurring rate. If any cancellation or termination charges become due from the customer as a result of early cancellation or termination of a service contract, those amounts are calculated pursuant to a formula specified in each contract. Recurring costs relating to supply contracts are recognized ratably over the term of the contract.

Non-recurring fees, Deferred Revenue.  Non-recurring fees for data connectivity typically take the form of one-time, non-refundable provisioning fees established pursuant to service contracts. The amount of the provisioning fee included in each contract is generally determined by marking up or passing through the corresponding charge from the Company’s supplier, imposed pursuant to the Company’s purchase agreement. Non-recurring revenues earned for providing provisioning services in connection with the delivery of recurring communications services are recognized ratably over the contractual term of the recurring service starting upon commencement of the service contract term. Fees recorded or billed from these provisioning services are initially recorded as deferred revenue then recognized ratably over the contractual term of the recurring service. Installation costs related to provisioning incurred by the Company from independent third party suppliers, directly attributable and necessary to fulfill a particular service contract, and which costs would not have been incurred but for the occurrence of that service contract, are recorded as deferred contract costs and expensed proportionally over the contractual term of service in the same manner as the deferred revenue arising from that contract. Deferred costs do not exceed deferred upfront fees. Due to its limited operating history, the Company believes the initial contractual term is the best estimate of the period of earnings.

Other Revenue.  From time to time, the Company recognizes revenue in the form of fixed or determinable cancellation (pre-installation) or termination (post-installation) charges imposed pursuant to the service contract. These revenues are earned when a customer cancels or terminates a service agreement prior to the end of its committed term. These revenues are recognized when billed if collectability is reasonably assured. In addition, the Company from time to time sells equipment in connection with data networking applications. The Company recognizes revenue from the sale of equipment at the contracted selling price when title to the equipment passes to the customer (generally F.O.B. origin) and when collectability is reasonably assured.

The Company does not use estimates in determining amounts of revenue to be recognized. Each service contract has a fixed monthly cost and a fixed term, in addition to a fixed installation charge (if applicable). At the end of the initial term of most service contracts, the contracts roll forward on a month-to-month or other periodic basis and the Company continues to bill at the same fixed recurring rate. If any cancellation or disconnection charges become due from the customer as a result of early cancellation or termination of a service contract, those amounts are calculated pursuant to a formula specified in each contract.

Estimating Allowances and Accrued Liabilities

The Company employs the “allowance for bad debts” method to account for bad debts. The Company states its accounts receivable balances at amounts due from the customer net of an allowance for doubtful accounts. The Company determines this allowance by considering a number of factors, including the length of time receivables are past due, previous loss history, and the customer’s current ability to pay.

In the normal course of business from time to time, the Company identifies errors by suppliers with respect to the billing of services. The Company performs bill verification procedures to attempt to ensure that errors in its suppliers’ billed invoices are identified and resolved. The bill verification procedures include the examination of bills, comparison of billed rates to rates shown on the actual contract documentation and logged in the Company’s operating systems, comparison of circuits billed to the Company’s database of active circuits, and evaluation of the trend of invoiced amounts by suppliers, including the types of charges being assessed. If the Company concludes by reference to such objective factors that it has been billed inaccurately, the Company accrues for the amount that it believes is owed with reference to the applicable contractual rate and, in the instances where the billed amount exceeds the applicable contractual rate, the likelihood of prevailing with respect to any dispute.

These disputes with suppliers generally fall into three categories: pricing errors, network design or disconnection errors, and taxation and regulatory surcharge errors. In the instances where the billed amount exceeds the applicable contractual rate, the Company does not accrue the full face amount of obvious billing errors in accounts payable because to do so would present a misleading and confusing picture of the Company’s current liabilities by accounting for liabilities that are erroneous based upon a detailed review of objective evidence. If the Company ultimately pays less than the corresponding accrual in resolution of an erroneously over-billed amount, the Company recognizes the resultant decrease in expense in the period in which the resolution is reached. If the Company ultimately pays more than the corresponding accrual in resolution of an erroneously billed amount, the Company recognizes the resultant expense increase in the period in which the resolution is reached and during which period the Company makes payment to resolve such account.

Although the Company may dispute erroneously billed amounts in good faith and historically has prevailed in most cases, it recognizes that it may not prevail in all cases (or in full) with a particular supplier with respect to such billing errors or it may choose to settle the matter because of the quality of the supplier relationship or the cost and time associated with continuing the dispute. Therefore, as stated above, notwithstanding the objective nature of many of the billing errors at issue, the Company reserves an amount for potential supplier losses related to erroneous billings where the billed amount exceeds the applicable contractual rate. Careful judgment is required in estimating the ultimate outcome of disputing each error, and each reserve is based upon a specific evaluation by management of the merits of each billing error (based upon the bill verification process) and the potential for loss with respect to that billing error. In making such a case-by-case evaluation, the Company considers, among other things, the documentation available to support its assertions with respect to the billing errors, its past experience with the supplier in question, and its past experience with similar errors and disputes. To the extent that the Company prevails with respect to a billing error, any amount in reserve that the Company is not required to pay to the supplier would represent a reduction to the Company’s cost of revenue during the period in which the resolution is reached. As of December 31, 2008, the Company had $1.3 million in billing errors disputed with suppliers, for which we have accrued $0.4 million in liabilities.

In instances where the Company has been billed less than the applicable contractual rate, the accruals remain on the Company’s consolidated financial statements until the vendor invoices for the under-billed amount or until such time as the obligations related to the under-billed amounts, based upon applicable contract terms and relevant statutory periods in accordance with the Company’s internal policy, have passed. If the Company ultimately determines it has no further obligation related to the under-billed amounts, the Company recognizes a decrease in expense in the period in which the determination is made. Any amount in reserve that the Company is not required to pay to the supplier would represent a reduction to the Company’s cost of revenue.

Goodwill and Intangible Assets

Goodwill is the excess purchase price paid over identified intangible and tangible net assets of acquired companies. Goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment, as required by SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). A reporting unit is an operating segment, or component of an operating segment, for which discrete financial information is available and is regularly reviewed by management. We have one reporting unit to which goodwill is assigned.

A two-step approach is required to test goodwill for impairment. The first step tests for impairment by applying fair value-based tests. The second step, if deemed necessary, measures the impairment by applying fair value-based tests to specific assets and liabilities. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company, the useful life over which cash flows will occur, and determination of the Company’s cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and conclusions on goodwill impairment.

The Company performs its annual goodwill impairment testing in the third quarter of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company tested its goodwill during the third quarter of 2008 and concluded that an impairment existed. We recorded an impairment charge to goodwill in the amount of $38.9 million.

Intangible assets are assets that lack physical substance, and are accounted for in accordance with SFAS 142 and SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Intangible assets arose from business combinations and consist of customer contracts, acquired technology and restrictive covenants related to employment agreements that are amortized, on a straight-line basis, over periods of up to five years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the third quarter of 2008, we determined that certain of our intangible assets were impaired. We recorded an impairment charge to intangible assets in the amount of $2.9 million.

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets are recognized for future deductible temporary differences and for tax net operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. A valuation allowance is provided to offset the net deferred tax asset if, based upon the available evidence, management determines that it is more likely than not that some or all of the deferred tax asset will not be realized.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007 did not have a material impact on the Company’s financial position or results of operations.

We may from time to time be assessed interest and/or penalties by taxing jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. In the event we have received an assessment for interest and/or penalties, it has been classified in the statement of operations as other general and administrative costs.

Share-Based Compensation

On October 16, 2006, following the completion of the Acquisitions, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, directors, and consultants based on estimated fair values. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) prospectively, as no share-based compensation awards were granted prior to October 16, 2006. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. The Company follows the straight-line single option method of attributing the value of stock-based compensation to expense. As stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of SFAS 123(R), the Company elected the Black-Scholes option-pricing model as its method of valuation for share-based awards granted. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards and the expected term of the awards. The Company accounts for non-employee share-based compensation expense in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can, and in many cases will, differ from those estimates.

Recent Accounting Pronouncements

Reference is made to Note 2 (“Significant Accounting Policies”) of the consolidated financial statements, which commence on page F-1 of this report, which Note incorporated herein by reference.

Results of Operations of the Company

Fiscal Year Ended December 31, 2008 compared to Fiscal Year Ended December 31, 2007

Overview.  The financial information presented in the table below comprises the audited consolidated financial information of the Company for the years ended December 31, 2008 and 2007.

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

Revenue:
Telecommunications services sold	$66,974	$57,618
Operating expenses:
Cost of telecommunications services provided	47,567	40,180
Selling, general and administrative expense	18,226	18,143
Employee termination cost and non-recurring items	—	3,155
Impairment of goodwill and intangibles	41,854	—
Depreciation and amortization	2,211	2,737

Total operating expenses	109,858	64,215

Operating loss	(42,884)	(6,597)
Other income (expense):
Interest income (expense), net	(781)	(607)
Other income (expense), net	—	614

Total other income (expense)	(781)	7

Loss before income taxes	(43,665)	(6,590)
Benefit from income taxes	(1,291)	(2,338)

Net loss	$(42,374)	$(4,252)

Net loss per share — basic and diluted	$(2.85)	$(0.35)

Weighted average shares — basic and diluted	14,864	12,246

Revenues.  The table below presents the components of revenues for the years ended December 31, 2008 and 2007:

Geographical Revenue Source	2008	2007

United States	51%	46%
United Kingdom	35	39
Germany	13	13
Other Countries	1	2

Totals	100%	100%

Total revenue increased $9.4 million, or 16.2%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to the Company’s investments in sales staffing during 2008 and the resulting sales and installation of additional circuit capacity for new and existing customers.

Costs of Service.  Total costs of service increased $7.4 million, or 18.4%, for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily due to the procurement of additional circuit capacity to support new customers and growth in existing customer requirements. Cost of service increased at a higher rate than the corresponding increase in sales due to lower profit margins on new sales to large corporate and government accounts as compared to the Company’s existing contract base.

Selling, General and Administrative Expenses.  SG&A increased $0.1 million, or 0.5%, for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Depreciation and Amortization.  Depreciation and amortization expense decreased $0.5 million, or 19.2%, to $2.2 million for the year ended December 31, 2008, compared to the year ended December 31, 2007. The net decrease was primarily due to reduction in amortization expense resulting from the impairment of the Company’s intangible assets in the third quarter of 2008.

Impairment of goodwill and intangible assets.  Impairment of goodwill and intangible asset expense increased $41.9 million to $41.9 million for the year ended December 31, 2008, compared to the year ended December 31, 2007. The net increase was the result of a determination by the Company during 2008 that certain of its intangible assets were impaired. As a result, the Company recorded an impairment charge to goodwill in the amount of $38.9 million, and an impairment charge to intangible assets of $2.9 million in the third quarter of 2008.

Interest Expense.  Interest expense increased $0.2 million, or 28.7%, to $0.8 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. The net increase was primarily due to the recognition of a full year of interest on the Company’s convertible notes payable issued in November 2007, less interest on promissory notes outstanding during 2007 that were retired in the course of a series of transactions in November 2007, as well as interest on draw-downs against the Company’s line of credit during the third and fourth quarter of 2008.

Employee Termination Cost and Non-recurring Items.  Employee termination costs and other non-recurring expenses decreased from $3.2 million for the year ended December 31, 2007, to $0 million year ended December 31, 2008. During 2007, the Company implemented various organizational restructuring plans to reduce its operating expenses, centralize management and decision making and strengthen both its competitive and financial positions. The restructuring plans reduced non-sales general and administrative functions that were determined to be redundant or inconsistent with the Company’s growth strategy. Restructuring charges were recorded during the year ended December 31, 2007 of $2.2 million and final payments related to this initiative were paid during 2008. Other non-recurring costs incurred during 2007 include $0.7 million associated with resolution of the share conversion process of the former Class B common stock and $0.2 million in expense related to an Acquisition adjustment.

Liquidity and Capital Resources

	December 31,	December 31,
	2008	2007

Cash and cash equivalents and short-term investments	$5,785,551	$3,333,329
Debt	$8,795,713	$8,795,713

The Company believes that cash currently on hand and expected cash flows from future operations are sufficient to fund operations for the next twelve months, including the repayment of indebtedness pursuant to its senior secured credit facility agreement with Silicon Valley Bank, or the SVB Credit Facility, which has been extended as of March 17, 2009 and is subject to renewal by May 16, 2009. If our operating performance differs significantly from our forecasts, we may be required to reduce our operating expenses and curtail capital spending, and we may not remain in compliance with our debt covenants. In addition, if the Company were unable to fully fund its cash requirements through operations and current cash on hand, the Company would need to obtain additional financing through a combination of equity and debt financings and/or renegotiation of terms of its existing debt. If any such activities become necessary, there can be no assurance that the Company would be successful in obtaining additional financing or modifying its existing debt terms, particularly in light of the general economic downturn that began in 2008 and the general reduction in lending activity by many lending institutions.

Operating Activities.  Net cash provided by operating activities was $4.2 million for the year ended December 31, 2008, reflecting a net loss of $42.4 million and a source of working capital of $2.9 million, offset by $43.7 million in non-cash operating items. The source of cash in working capital was primarily due to an overall increase in accounts receivable, due to timing of advanced billings and customer payments, offset by an increase in both accrued expenses and accounts payable. Net cash used in operating activities was $1.6 million for the year ended December 31, 2007, reflecting a net loss of $4.3 million and a source of working capital of $1.5 million offset by $1.2 million in non-cash operating items. The source of cash in working capital was primarily due to an overall decrease in accounts receivable, due to timing of advanced billings and customer payments, as well as an increase in accrued expenses.

During 2008 and 2007, we made cash payments for interest totaling $135,821 and $40,494, respectively. The increase in interest payments was a result of the full year of interest expense on notes issued during November 2008, as well as interest on draw-downs against the Company’s line of credit during the third and fourth quarter of 2008.

As a global network integrator, the Company typically has very low levels of capital expenditures, especially when compared to infrastructure-owning traditional telecommunications competitors. Additionally, the Company’s cost structure is somewhat variable and provides management an ability to manage costs as appropriate. The Company’s capital expenditures are predominantly related to the maintenance of computer facilities, office fixtures and furnishings, and are very low as a proportion of revenue. However, from time to time, the Company may require capital investment as part of an executed service contract that would typically consist of significant multi-year commitments from the customer.

Investing Activities.  Net cash used in investing activities was $0.6 million in the year ended December 31, 2008, primarily for investments in infrastructure, leasehold improvements and software systems. Net cash provided in investing activities was $9.9 million in the year ended December 31, 2007, primarily due to the release of $10.1 million of designated cash subsequently used for the redemption of Class B common stock, the redemption of certificates of deposit held by the Company, less investments in property and equipment.

Financing Activities.  Net cash provided by financing activities was $0 for the year ended December 31, 2008 as compared to a use of $8.8 million for the year ended December 31, 2007, driven primarily by the redemption of $10.1 million of Class B common stock, the repayment of $0.6 million of notes payable, offset by the issuance of $1.9 million of new notes payable during 2007.

Effect of Exchange Rate Changes on Cash.  Effect of Exchange Rate Changes had an adverse impact on the Company’s cash flow of $1.1 million for the year ended December 31, 2008 compared to an effect of $0.0 million for the year ended December 31, 2007, due primarily to cash balances denominated in currencies that weakened against the U.S. Dollar during 2008 as well as impacts to the Company’s current assets and liabilities denominated in currencies that weakened against the U.S. Dollar.

From time to time, we may evaluate certain strategic actions that would enhance our value, including selling assets and acquiring or merging with another entity. In certain cases, acquisitions or mergers would require approval of our current lenders and our current stockholders. We have no assurance that our lenders and stockholders would give us approval to pursue acquisitions or mergers, nor can we be assured that we would be able to raise any funds necessary to undertake such acquisitions or mergers at terms favorable to us, if at all.

Long-Term Debt

As of December 31, 2008, long-term debt consisted of $8.8 million in aggregate principal amount of notes payable. During the year ended December 31, 2007, through a combination of payments, amendments and restructuring, the Company reduced its total debt obligations and extended maturities until December 31, 2010. These activities are illustrated then discussed in further detail below.

		Notes Payable to	Notes Payable to
		former GII	former ETT and	Notes Payable to
	Total Debt	Shareholders	GII Shareholders	Other Investors

Debt obligation as of December 31, 2006	$10,519,167	$4,000,000	$5,916,667	$602,500
Payment of Notes Payable	(602,500)			(602,500)
November 12, 2007 Debt Restructure:
Conversion to new Notes and shares of Company common stock	(5,916,667)		(5,916,667)
Issuance of Convertible Notes Payable due December 31, 2010 to former ETT and GII shareholders	2,870,713		2,870,713
Issuance of Convertible Notes Payable due December 31, 2010 to other investors	1,925,000			1,925,000

Debt obligation as of December 31, 2007	8,795,713	4,000,000	2,870,713	1,925,000

Debt obligation as of December 31, 2008	$8,795,713	$4,000,000	$2,870,713	$1,925,000

On March 23, 2007, the Company and the holders of approximately $5.9 million in promissory notes previously due and payable by the Company on June 30, 2007 entered into agreements to amend the notes. As a result of these amendments, the maturity date of each of the notes was extended from June 30, 2007 to April 30, 2008. In addition, the per annum interest rate payable with respect to each note was modified as follows: (a) from October 15, 2006 through March 31, 2007 — 6%; (b) from April 1, 2007 through June 30, 2007 — 8%; (c) from July 1, 2007 through October 31, 2007 — 10%; (d) from November 1, 2007 through December 31, 2007 — 12%; (e) from January 1, 2008 through March 31, 2008 — 14%; and (f) from April 1, 2008 and thereafter — 16%.

On November 12, 2007, the Company and the holders of the approximately $5.9 million of promissory notes due on April 30, 2008 (the “April 2008 Notes”) entered into agreements pursuant to which the holders of the April 2008 Notes (i) exchanged $3.5 million in aggregate principal amount of the April 2008 Notes for an aggregate of 2,570,144 shares of the Company’s common stock, and (ii) exchanged the remaining $2.4 million in aggregate principal amount of the April 2008 Notes, plus accrued interest, for $2.9 million aggregate principal amount of the 10% convertible unsecured subordinated promissory notes due on December 31, 2010 (the “December 2010 Notes”). All principal and accrued interest under the December 2010 Notes is payable on December 31, 2010. In addition, on November 13, 2007, the Company sold an additional $1.9 million of December 2010 Notes to certain accredited investors including approximately $1.7 million of December 2010 Notes to certain members of the Company’s board of directors and entities affiliated with members of the Company’s board of directors. An aggregate of $4.8 million in principal amount of the December 2010 Notes was outstanding as of December 31, 2008.

The holders of the December 2010 Notes can convert the principal due under the December 2010 Notes into shares of the Company’s common stock, at any time, at a price per share equal to $1.70. The Company has the right to require the holders of the December 2010 Notes to convert the principal amount due under the December 2010 Notes at any time after the closing price of the Company’s common stock shall be equal to or greater than $2.64 for 15 consecutive trading days. The conversion provisions of the December 2010 Notes include protection against dilutive issuances of the Company’s common stock, subject to certain exceptions. The December 2010 Notes and the Amended Notes permit the incurrence of senior indebtedness up to an aggregate principal amount of $4.0 million. The Company has agreed to register with the Securities and Exchange Commission the shares of Company’s common stock issued to the holders of the December 2010 Notes upon their conversion, subject to certain limitations.

In addition, on November 13, 2007, the holders of the $4.0 million of promissory notes due on December 29, 2008 agreed to amend those notes to extend the maturity date to December 31, 2010, subject to increasing the interest rate to 10% per annum, beginning January 1, 2009. Under the terms of the notes, as amended (the “Amended Notes”), 50% of all interest accrued during 2008 and 2009 is payable on each of December 31, 2008 and 2009, respectively, and all principal and remaining accrued interest is payable on December 31, 2010.

Short-Term Debt

On March 17, 2008, the Company entered into the SVB Credit Facility with the commercial banking division of Silicon Valley Bank Financial Group. Under terms of the SVB Credit Facility, the Company may borrow up to $2.0 million based upon criteria related to accounts receivable and cash collections. The interest rate paid on borrowings under the facility ranges from Prime plus 1.5% to Prime plus 11.88%, and is dependent on certain financial measurements of the Company’s liquidity and earnings before interest, taxes, depreciation and amortization. The credit facility has a 364-day term and does not contain financial or other restrictive covenants. As of December 31, 2008, there were no outstanding principal borrowings under the SVB Credit Facility.

On March 17, 2009, the expiration date of our credit facility was extended until May 16, 2009. The Company and Silicon Valley Bank have entered discussions related to renewal of the facility.

Share Redemption Trust Account

In addition to the December 2010 Notes and the Amended Notes, in connection with the Acquisitions, certain holders of our then-outstanding Class B common stock voted against the Acquisitions and exercised their rights to convert their shares into cash equal to a pro-rata distribution from the trust account established to hold proceeds from our initial public offering. The actual per-share conversion price was equal to the amount in the trust account (inclusive of any interest thereon) as of two business days prior to the Acquisitions, divided by the number of Class B shares sold in the public offering, or approximately $5.35 per share. Through December 31, 2008, we had paid approximately $10.1 million to redeem 1,897,193 shares of stock and had canceled the converted shares. We do not expect to redeem any additional shares in connection with this conversion process.

Contractual Obligations and Commitments

As of December 31, 2008, the Company had total contractual obligations of approximately $41.1 million. Of these obligations, approximately $28.6 million, or 69.6%, are supplier agreements associated with the telecommunications services that the Company has contracted to purchase from its vendors. The Company’s contracts are such that the terms and conditions in the vendor and client customer contracts are substantially the same in terms of duration. The back-to-back nature of the Company’s contracts means that the largest component of its contractual obligations is generally mirrored by its customer’s commitment to purchase the services associated with those obligations.

Approximately $9.8 million, or 23.8%, of the total contractual obligations are associated with promissory notes issued by the Company which are due December 31, 2010.

Operating leases amount to $3.3 million, or 8.0% of total contractual obligations, which consist of building and vehicle leases.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Interest due on the Company’s loans is based upon the applicable stated fixed contractual rate with the lender. Interest earned on the Company’s bank accounts is linked to the applicable base interest rate. For the year ended December 31, 2008, the Company had interest expense, net of income, of approximately $0.8 million. The Company believes that its results of operations are not materially affected by changes in interest rates. For the year ended December 31, 2008, the Company had no material net interest income.

Exchange Rate Sensitivity

Approximately 49% of the Company’s revenues for the year ended December 31, 2008 are derived from services provided outside of the United States. As a consequence, a material percentage of the Company’s revenues are billed in British Pounds Sterling or Euros. Since we operate on a global basis, we are exposed to various foreign currency risks. First, our consolidated financial statements are denominated in U.S. Dollars, but a significant portion of our revenue is generated in the local currency of our foreign subsidiaries. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. Dollar will affect the translation of each foreign subsidiary’s financial results into U.S. Dollars for purposes of reporting consolidated financial results.

In addition, because of the global nature of our business, we may from time to time be required to pay a supplier in one currency while receiving payments from the underlying customer of the service in another currency. Although it is the Company’s general policy to pay its suppliers in the same currency that it will receive cash from customers, where these circumstances arise with respect to supplier invoices in one currency and customer billings in another currency, the Company’s gross margins may increase or decrease based upon changes in the exchange rate. Such factors did not have a material impact on the Company’s results in the year ended December 31, 2008.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements, the notes thereto, and the reports thereon, commencing on page F-1 of this report, which consolidated financial statements, notes, and report are incorporated herein by reference.

ITEM 9A(T).	CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) and “internal control over financial reporting”.

The evaluation of the Company’s disclosure controls and procedures and internal control over financial reporting included a review of our objectives and processes, implementation by the Company and the effect on the information generated for use in this Annual Report. In the course of this evaluation and in accordance with Section 302 of the Sarbanes Oxley Act of 2002, we sought to identify material weaknesses in our controls, to determine whether we had identified any acts of fraud involving personnel who have a significant role in our internal control over financial reporting that would have a material effect on our consolidated financial statements, and to confirm that any necessary corrective action, including process improvements, were being undertaken. Our evaluation of our disclosure controls and procedures is done quarterly and management reports the effectiveness of our controls and procedures in our periodic reports filed with the SEC. Our internal control over financial reporting is also evaluated on an ongoing basis by personnel in the Company’s finance organization. The overall goals of these evaluation activities are to monitor our disclosure controls and procedures and internal control over financial reporting and to make modifications as necessary. We periodically evaluate our processes and procedures and make improvements as required.

Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management applies its judgment in assessing the benefits of controls relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed with the objective of ensuring that (i) information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the our disclosure controls and procedures in place at the end of the period covered by this Annual Report pursuant to Rule 13a-15(b) of the Exchange Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rule 13(a)-15(e)) were effective as of December 31, 2008.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the year, and quarter, ended December 31, 2008, management remediated several deficiencies that as of December 31, 2007 led to our conclusion that our internal control over financial reporting was not effective at the reasonable assurance level. These deficiencies resulted from on-going internal organizational changes relating to the consolidation of financial functions from multiple locations to a single location and the consolidation of the Company’s financial information technology (“IT”) systems from two systems (one from each of its acquired companies) into one system (being one of those systems).

In order to remediate these deficiencies, management: enhanced accounting procedural documentation; implemented a revised framework of controls and compensating controls; implemented a revised closing and post-closing process that enhances executive visibility into account-level reconciliation; and implemented changes to the accounting and finance organization designed to improve segregation of duties and completeness of the closing and reporting process. We also performed additional analysis and other post-closing procedures to ensure our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

In light of the remediation of our prior deficiencies, accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations, stockholders equity and cash flows for the periods and the dates presented. The material weakness identified did not result in the restatement of any previously reported financial statements or any other related financial disclosure, and management does not believe that it had any effect on the accuracy of the Company’s financial statements for the current reporting period.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Item 1, “Business — Executive Officers” of this report.

ITEM 11.	EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Financial Statements

(1)	Financial Statements are listed in the Index to Financial Statements on page F-1 of this report.

(2)	Schedules have been omitted because they are not applicable or because the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

(b) Exhibits

The following exhibits, which are numbered in accordance with Item 601 of Regulation S-K, are filed herewith or, as noted, incorporated by reference herein:

EXHIBIT INDEX

Exhibit
Number		Description of Document

3	.1(1)	Second Amended and Restated Certificate of Incorporation dated October 16, 2006.
3	.2(1)	Amended and Restated Bylaws dated October 15, 2006.
4	.1(4)	Specimen of Common Stock Certificate of the Company.
4	.2(4)	Specimen of Class W Warrant Certificate of the Company.
4	.3(4)	Specimen of Class Z Warrant Certificate of the Company.

Exhibit
Number		Description of Document

4	.4(3)	Unit Purchase Option granted to HCFP/Brenner Securities LLC.
4	.5(3)	Warrant Agreement between American Stock Transfer & Trust Company and the Registrant.
10	.5(3)	Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant.
10	.6(1)	Employment Agreement for H. Brian Thompson, dated October 15, 2006.
10	.6(1)	Employment Agreement for Todd Vecchio, dated October 15, 2006.
10	.8(1)	Form of Lock-up letter agreement entered into by the Registrant and the stockholders of Global Internetworking, Inc., dated October 15, 2006.
10	.9(4)	2006 Employee, Director and Consultant Stock Plan, as amended. On November 30, 2006, the Plan was amended to (i) change the termination date to May 21, 2016 and (ii) reflect the Company’s new corporate name.
10	.10(2)	Form of Registration Rights Agreement.
10	.11(1)	Form of Promissory Note issued to the stockholders of Global Internetworking, Inc., dated October 15, 2006.
10	.12(5)	Note Amendment Agreement entered into by the Registrant and the former stockholders of Global Internetworking, Inc., dated November 13, 2007.
10	.13(6)	Form of Stock Option Agreement.
10	.14(6)	Form of Restricted Stock Agreement.
10	.15(7)	Employment Agreement for Kevin J. Welch, dated January 22, 2007.
10	.16(8)	Separation Agreement for D. Michael Keenan, dated February 23, 2007.
10	.17(9)	Employment Agreement for Richard D. Calder, Jr., dated May 7, 2007.
10	.18(5)	Form of Exchange Agreement entered into by the Registrant and certain holders of promissory notes.
10	.19(5)	Form of 10% Convertible Unsecured Subordinated Promissory Note.
10	.20(10)	Loan and Security Agreement entered into by the Registrant, its subsidiary Global Telecom & Technology Americas, Inc. and Silicon Valley Bank, dated March 17, 2008.
10	.21(11)	Amendment No. 1 to the Employment Agreement for Richard D. Calder, Jr., dated July 18, 2008.
10	.22(12)	Employment Agreement for Eric A. Swank, dated February 2, 2009.
10	.23*	Separation Agreement for Kevin J. Welch, effective October 31, 2008.
21	.1*	Subsidiaries of the Registrant.
23	.1*	Consent of J.H. Cohn LLP.
24	.1*	Power of Attorney (included on the signature page to this report).
31	.1*	Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.
31	.2*	Certification of Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934.
32	.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32	.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

(1)	Previously filed as an Exhibit to the Registrant’s Form 8-K filed October 19, 2006, and incorporated herein by reference.

(2)	Previously filed as an Exhibit to the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-122303) and incorporated herein by reference.

(3)	Previously filed as an Exhibit to the Registrant’s Annual Report on Form 10-K filed March 30, 2006, and incorporated herein by reference.

(4)	Previously filed as an Exhibit to the Registrant’s Form 10-Q filed November 14, 2006 and incorporated herein by reference.

(5)	Previously filed as an Exhibit to the Registrant’s Form 8-K filed November 14, 2007 and incorporated herein by reference.

(6)	Previously filed as an Exhibit to the Registrant’s Annual Report on Form 10-K filed April 17, 2007, and incorporated herein by reference.

(7)	Previously filed as an Exhibit to the Registrant’s Form 8-K filed January 24, 2007, and incorporated herein by reference.

(8)	Previously filed as an Exhibit to the Registrant’s Form 8-K filed February 23, 2007, and incorporated herein by reference.

(9)	Previously filed as an Exhibit to the Registrant’s Form 8-K filed May 10, 2007, and incorporated herein by reference.

(10)	Previously filed as an Exhibit to the Registrant’s Form 8-K filed March 20, 2008, and incorporated herein by reference.

(11)	Previously filed as an Exhibit to the Registrant’s Form 8-K filed August 4, 2008, and incorporated herein by reference.

(12)	Previously filed as an Exhibit to the Registrant’s Form 8-K filed February 5, 2009, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL TELECOM & TECHNOLOGY, INC.

By:	/s/ Richard D. Calder, Jr
Richard D. Calder, Jr.
President and Chief Executive Officer

Date: March 27, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard D. Calder, Jr. and Eric A. Swank, jointly and severally, his attorney-in-fact, each with the full power of substitution, for such person, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on or before March 27, 2009 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title

/s/ Richard D. Calder, Jr. Richard D. Calder, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Eric A. Swank Eric A. Swank	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ H. Brian Thompson H. Brian Thompson	Chairman of the Board and Executive Chairman

/s/ S. Joseph Bruno S. Joseph Bruno	Director

/s/ Didier Delepine Didier Delepine	Director

/s/ Rhodric C. Hackman Rhodric C. Hackman	Director

Signature	Title

/s/ Howard Janzen Howard Janzen	Director

/s/ Morgan E. O’Brien Morgan E. O’Brien	Director

/s/ Theodore B. Smith, III Theodore B. Smith, III	Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Global Telecom & Technology, Inc.

We have audited the accompanying consolidated balance sheets of Global Telecom & Technology, Inc. (formerly Mercator Partners Acquisition Corp.) and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Telecom & Technology, Inc. and Subsidiaries as of December 31, 2008 and 2007, and their consolidated results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

Jericho, New York
March 23, 2009

Global Telecom & Technology, Inc.

Consolidated Balance Sheets

	December 31,	December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$5,785,551	$3,333,329
Accounts receivable, net	8,687,005	6,236,055
Deferred contract costs	1,225,891	1,181,130
Prepaid expenses and other current assets	852,935	977,585

Total current assets	16,551,382	11,728,099
Property and equipment, net	1,302,594	841,460
Intangible assets, net	4,051,079	8,801,024
Other assets	691,820	797,560
Goodwill	22,000,000	60,920,162

Total assets	$44,596,875	$83,088,305

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,930,561	$10,004,095
Accrued expenses and other current liabilities	6,653,541	6,110,362
Unearned and deferred revenue	3,961,190	3,204,785

Total current liabilities	22,545,292	19,319,242
Long-term debt, less current maturities	8,795,713	8,795,713
Other long-term liabilities	906,037	158,230
Long-term deferred revenue	219,574	153,989
Deferred tax liabilities, net	—	1,227,225

Total liabilities	32,466,616	29,654,399

Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $.0001 per share, 5,000 shares authorized, no shares issued	—	—
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 14,942,840 and 14,479,678 shares issued and outstanding as of December 31, 2008 and 2007, respectively	1,494	1,448
Additional paid-in capital	57,584,487	56,771,044
Accumulated deficit	(45,953,505)	(3,579,412)
Accumulated other comprehensive income	497,783	240,826

Total stockholders’ equity	12,130,259	53,433,906

Total liabilities and stockholders’ equity	$44,596,875	$83,088,305

The accompanying notes are an integral part of these Consolidated Financial Statements.

Global Telecom & Technology, Inc.

Consolidated Statements of Operations

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

Revenue:
Telecommunications services sold	$66,973,964	$57,617,651
Operating expenses:
Cost of telecommunications services provided	47,567,476	40,179,917
Selling, general and administrative expense	18,225,763	18,143,550
Employee termination cost and non-recurring items	—	3,154,950
Impairment of goodwill and intangibles	41,854,162	—
Depreciation and amortization	2,210,726	2,736,503

Total operating expenses	109,858,127	64,214,920

Operating loss	(42,884,163)	(6,597,269)
Other income (expense):
Interest income (expense), net	(780,752)	(606,771)
Other income (expense), net	—	613,875

Total other income (expense)	(780,752)	7,104

Loss before income taxes	(43,664,915)	(6,590,165)
Benefit from income taxes	(1,290,822)	(2,338,373)

Net loss	$(42,374,093)	$(4,251,792)

Net loss per share — basic and diluted	$(2.85)	$(0.35)

Weighted average shares — basic and diluted	14,863,658	12,246,356

The accompanying notes are an integral part of these Consolidated Financial Statements.

Global Telecom & Technology, Inc.

Consolidated Statement of Stockholders’ Equity

							Accumulated
			Common Stock,		Additional		Other
	Common Stock		Class B		Paid -In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Total

Balance, December 31, 2006	11,011,932	$1,101	—	$—	$44,049,553	$(478,220)	$220,753	$43,793,187
Conversion of Class B common shares to common stock (excluding 2,114,942 shares subject to cash conversion)	217,749	22	—	—	(22)	—	—	—
Redemption of former class B common shares	—	—	—	—	1,161,476	—	—	1,161,476
Reclassification of amounts previously allocated to derivative liabilities upon change in accounting	—	—	—	—	7,284,450	—	—	7,284,450
Adjustment to derivative liabilities, cumulative-effect change in accounting adjustment	—	—	—	—	—	1,150,600	—	1,150,600
Share-based compensation for options issued to employees	—	—	—	—	132,509	—	—	132,509
Share-based compensation for restricted stock issued	695,403	70	—	—	1,093,243	—	—	1,093,313
Share-based compensation for restricted stock awarded	—	—	—	—	142,200	—	—	142,200
Conversion of April 2008 Notes in conjunction with debt restructuring	2,570,144	257	—	—	2,929,706	—	—	2,929,963
Shares retired	(15,550)	(2)	—	—	(22,071)	—	—	(22,073)
Comprehensive loss
Net loss	—	—	—	—	—	(4,251,792)	—	(4,251,792)
Change in accumulated foreign currency gain on translation	—	—	—	—	—	—	20,073	20,073

Comprehensive loss								(4,231,719)

Balance, December 31, 2007	14,479,678	$1,448	—	$—	$56,771,044	$(3,579,412)	$240,826	$53,433,906

Share-based compensation for stock options issued to employees and consultants	—	—	—	—	107,003	—	—	107,003
Share-based compensation for restricted stock issued	621,428	62	—	—	732,170	—	—	732,232
Repurchase/forfeiture of restricted stock	(158,266)	(16)	—	—	(25,730)	—	—	(25,746)
Comprehensive loss
Net loss	—	—	—	—	—	(42,374,093)	—	(42,374,093)
Change in accumulated foreign currency gain on translation	—	—	—	—	—	—	256,957	256,957

Comprehensive loss								(42,117,136)

Balance, December 31, 2008	14,942,840	$1,494	—	$—	$57,584,487	$(45,953,505)	$497,783	$12,130,259

The accompanying notes are an integral part of these Consolidated Financial Statements.

Global Telecom & Technology, Inc.

Consolidated Statements of Cash Flows

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

Cash Flows from Operating Activities:
Net loss	$(42,374,093)	$(4,251,792)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities Depreciation and amortization	2,210,726	2,736,503
Impairment of goodwill and intangible assets	41,854,162	—
Shared-based compensation to employees	813,489	1,368,022
Deferred income taxes	(1,227,225)	(2,338,373)
Gain on early extinguishment of notes	—	(600,201)
Changes in operating assets and liabilities:
Accounts receivable, net	(3,765,304)	2,229,254
Deferred contract cost, prepaid expenses, income tax refund receivable and other current assets	(268,278)	(376,577)
Other assets	(35,127)	(152,604)
Accounts payable	3,943,531	(2,071,208)
Accrued expenses and other current liabilities	1,210,460	1,618,529
Deferred revenue	1,047,840	267,579
Other long-term liabilities	747,807	7,045

Net cash provided by (used in) operating activities	4,157,988	(1,563,823)

Cash Flows from Investing Activities:
Decrease (increase) of designated cash	—	10,149,180
Redemption of certificates of deposit	—	137,999
Purchases of property and equipment	(608,808)	(358,697)

Net cash (used in) provided by investing activities	(608,808)	9,928,482

Cash Flows from Financing Activities:
Draw on Senior Secured Credit Facility	600,000	—
Repayments on Senior Secured Credit Facility	(600,000)	—
Net use of designated cash for redemption of former Class B common stock	—	(10,149,180)
Proceeds from additonal notes payable	—	1,925,000
Payments to eliminate notes payable	—	(602,500)

Net cash used in financing activities	—	(8,826,680)

Effect of exchange rate changes on cash	(1,096,958)	16,323

Net increase (decrease) in cash and cash equivalents	2,452,222	(445,698)
Cash and cash equivalents at beginning of year	3,333,329	3,779,027

Cash and cash equivalents at end of year	$5,785,551	$3,333,329

Supplemental disclosure of cash flow information
Cash received from income tax refund	$—	$335,019
Cash paid for interest expense	$135,821	$40,494
Cash paid for income taxes	$—	$181,080
Non-cash investing and financing activities:
Debt restructure activities:
Extinguishment of April 2008 notes payable	$—	$(5,916,667)
Conversion to common stock	$—	$257
Conversion to common stock, additional paid-in capital	$—	$2,929,706
Issuance of convertible notes payable due December 2010	$—	$2,870,713

The accompanying notes are an integral part of these consolidated financial statements.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements

NOTE 1 —	ORGANIZATION AND BUSINESS, MANAGEMENT’S PLANS

Organization and Business

Global Telecom & Technology, Inc., (“GTT”) serves as the holding company for two operating subsidiaries, Global Telecom & Technology Americas, Inc. (“GTTA”) and GTT — EMEA Ltd. (“GTTE”) and their respective subsidiaries (collectively, hereinafter, the “Company”).

The Company provides facilities-neutral, high-capacity communications network solutions, dedicated managed data networks and other value-added telecommunications services to over 300 domestic and multinational customers in over 70 countries.

GTT is a Delaware corporation formerly known as Mercator Acquisition Partners Corp. (“Mercator”), which was incorporated on January 3, 2005 for the purpose of effecting a merger, capital stock exchange, asset acquisition or another similar business combination with what was, at the time, an unidentified operating business or businesses (“Business Combination”). Mercator was a “shell company” as defined in Rule 405 promulgated under the Securities Act of 1933 and Rule 12b-2 promulgated under the Securities Exchange Act. On April 11, 2005, Mercator effected an initial public offering of its securities (the “Offering”) which closed on April 15, 2005.

GTTA is a Virginia corporation, incorporated in 1998, formerly known as Global Internetworking, Inc. (“GII”). GTTE is a UK limited company, incorporated in 1998, formerly known as European Telecommunications and Technology, Ltd. (“ETT”).

On October 15, 2006, GTT acquired all of the outstanding shares of common stock of GII and outstanding voting stock of ETT (collectively the “Acquisitions”) in exchange for cash, stock, warrants and notes. Immediately thereafter, Mercator changed its name to GTT. Subsequently, GII changed its name to Global Telecom & Technology Americas, Inc., and ETT changed its name to GTT — EMEA Ltd.

Basis of Presentation

The accompanying consolidated financial statements have been prepared on a going concern basis. As shown in the accompanying consolidated financial statements, the Company had a working capital deficit of approximately $6.0 million at December 31, 2008.

Historically, the combined operations of the acquired companies have not been cash flow positive. However, cash flows of the Company have improved through cost reductions following the combination of the two companies and additional growth in revenue and gross margin. As a result of revenue and margin growth, as well as management of accounts receivable and accounts payable, net cash provided by operations for the Company in 2008 was approximately $4.2 million.

The Company typically has very low levels of capital expenditures, especially when compared to infrastructure-owning traditional telecommunications competitors. Additionally, the Company’s cost structure is somewhat variable and provides management an ability to manage costs as appropriate. The Company’s capital expenditures are predominantly related to the maintenance of computer facilities, office fixtures and furnishings, and are very low as a proportion of revenue. However, from time to time the Company may require capital investment as part of an executed service contract that would typically consist of significant multi-year commitments from the customer.

Management monitors cash flow and liquidity requirements. Based on the Company’s cash and cash equivalents and available credit facility, and analysis of the anticipated working capital requirements, Management believes the Company has sufficient liquidity to fund the business and meet its contractual obligations for a period of at least twelve months from the balance sheet date. The Company’s current planned cash requirements are based upon certain assumptions, including its ability to manage expenses, and maintain and grow revenue through sales to new and existing customers. The Company expects to incur expenses including provider fees, employee compensation, consulting and professional fees, sales and marketing expense, insurance and interest expense. Should

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

the expected cash flows not be available, management believes it would have the ability to revise its operating plan and make reductions in expenses.

Although the Company believes that cash currently on hand and expected cash flows from future operations are sufficient to fund operations, the Company may seek to raise additional capital as necessary to meet certain capital and liquidity requirements in the future. Due to the dynamic nature of the industry and unforeseen circumstances, if the Company were unable to fully fund cash requirements through operations and current cash on hand, the Company might need to obtain additional financing through a combination of equity and debt financings and/or renegotiation of terms on the existing debt. If any such activities were to become necessary, there can be no assurance that the Company would be successful in completing any of these activities on terms that would be favorable to the Company, if at all.

NOTE 2 —	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation of Consolidated Financial Statements and Use of Estimates

The consolidated financial statements include the accounts of the Company, GTTA, GTTE, and GTTA’s and GTTE’s respective operating subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

GTTA’s subsidiaries:

GTT Global Telecom, LLC (US)

GTTE’s subsidiaries:

Global	Telecom & Technology SARL (France) (Formerly “European Telecommunications & Technology SARL)

Global	Telecom & Technology Deutschland GmbH (Germany) (Formerly “ETT European Telecommunications & Technology Deutschland GmbH”)

ETT (European Telecommunications & Technology) Private Limited (India)

European Telecommunications & Technology (S) Pte Limited (Singapore)

ETT Network Services Limited, (UK)

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates to be made by management include or will include allowances for doubtful accounts, impairment of goodwill and other long-lived assets, estimated reserves and other allowances, and expected volatility of common stock. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Revenue Recognition

The Company provides data connectivity solutions, such as dedicated circuit access, access aggregation and hubbing and managed network services to its customers. Many of these services involve arrangements with multiple elements, such as recurring and installation charges, equipment charges, and usage charges. When a sale involves multiple elements, the entire fee from the arrangement is evaluated under EITF 00-21, Revenue Arrangements with Multiple Deliverables. The consideration is allocated to respective elements based on their relative fair values and is recognized when revenue recognition criteria for each element are met. The units of accounting are based on the following criteria: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

reliable evidence of the fair value of the undelivered items and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the Company’s control.

Network Services and Support. The Company’s services are provided pursuant to contracts that typically provide for payments of recurring charges on a monthly basis for use of the services over a committed term. Each service contract has a fixed monthly cost and a fixed term, in addition to a fixed installation charge (if applicable). At the end of the initial term of most service contracts the contracts roll forward on a month-to-month or other periodic basis and continue to bill at the same fixed recurring rate. If any cancellation or termination charges become due from the customer as a result of early cancellation or termination of a service contract, those amounts are calculated pursuant to a formula specified in each contract. Recurring costs relating to supply contracts are recognized ratably over the term of the contract.

Non-recurring fees, Deferred Revenue. Non-recurring fees for data connectivity typically take the form of one-time, non-refundable provisioning fees established pursuant to service contracts. The amount of the provisioning fee included in each contract is generally determined by marking up or passing through the corresponding charge from the Company’s supplier, imposed pursuant to the Company’s purchase agreement. Non-recurring revenues earned for providing provisioning services in connection with the delivery of recurring communications services are recognized ratably over the contractual term of the recurring service starting upon commencement of the service contract term. Fees recorded or billed from these provisioning services are initially recorded as deferred revenue then recognized ratably over the contractual term of the recurring service. Installation costs related to provisioning incurred by the Company from independent third party suppliers, directly attributable and necessary to fulfill a particular service contract, and which costs would not have been incurred but for the occurrence of that service contract, are recorded as deferred contract costs and expensed proportionally over the contractual term of service in the same manner as the deferred revenue arising from that contract. Deferred costs do not exceed deferred upfront fees. Due to its limited operating history, the Company believes the initial contractual term is the best estimate of the period of earnings.

Other Revenue. From time to time, the Company recognizes revenue in the form of fixed or determinable cancellation (pre-installation) or termination (post-installation) charges imposed pursuant to the service contract. These revenues are earned when a customer cancels or terminates a service agreement prior to the end of its committed term. These revenues are recognized when billed if collectibility is reasonably assured. In addition, the Company from time to time sells equipment in connection with data networking applications. The Company recognizes revenue from the sale of equipment at the contracted selling price when title to the equipment passes to the customer (generally F.O.B. origin) and when collectibility is reasonably assured.

Translation of Foreign Currencies

These consolidated financial statements have been reported in U.S. Dollars by translating asset and liability amounts at the closing exchange rate, equity amounts at historical rates, and the results of operations and cash flow at the average exchange rate prevailing during the periods reported.

A summary of exchange rates used is as follows:

	US Dollars/
	British Pounds		US Dollars/
	Sterling		Euro
	2008	2007	2008	2007

Closing exchange rate at December 31,	1.44790	1.99731	1.40970	1.47178
Average exchange rate during the period	1.85518	2.00181	1.47134	1.36917

Transactions denominated in foreign currencies are recorded at the rates of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

exchange prevailing at the balance sheet date. Exchange differences arising upon settlement of a transaction are reported in the consolidated statement of operations.

Other Income (expense)

The Company recognized other income (expense), net of approximately $0 and $0.6 million for the years ended December 31, 2008 and 2007, respectively. Other Income (expense) for the year ended December 31, 2007 is primarily comprised of a gain on extinguishment of debt. On November 12, 2007, the Company entered into agreements to exchange 2,570,143 shares of the Company’s common stock, with a fair value of approximately $2.9 million and approximately $2.9 million in new convertible notes in exchange for existing outstanding notes with an aggregate principal balance and accrued interest of approximately $6.4 million. These exchanges are considered an extinguishment of debt in which the aggregate fair value of common stock and new convertible notes is less than the carrying value of the original notes. Accordingly, the Company recorded a gain of $0.6 million for the year ended December 31, 2007 on the extinguishment of the original notes in accordance with EITF No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments.

Accounts Receivable, Allowance for Doubtful Accounts

Accounts receivable balances are stated at amounts due from the customer net of an allowance for doubtful accounts. Credit extended is based on an evaluation of the customer’s financial condition and is granted to qualified customers on an unsecured basis.

The Company, pursuant to its standard service contracts, is entitled to impose a finance charge of a certain percentage per month with respect to all amounts that are past due. The Company’s standard terms require payment within 30 days of the date of the invoice. The Company treats invoices as past due when they remain unpaid, in whole or in part, beyond the payment time set forth in the applicable service contract.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. Specific reserves are also established on a case-by-case basis by management. The Company writes off accounts receivable when they become uncollectible. Credit losses have historically been within management’s expectations. Actual bad debts, when determined, reduce the allowance, the adequacy of which management then reassesses. The Company writes off accounts after a determination by management that the amounts at issue are no longer likely to be collected, following the exercise of reasonable collection efforts, and upon management’s determination that the costs of pursuing collection outweigh the likelihood of recovery. As of December 31, 2008 and 2007, the total allowance for doubtful accounts was $433,129 and $217,285, respectively.

Other Comprehensive Income

In addition to net income, comprehensive loss includes charges or credits to equity occurring other than as a result of transactions with stockholders. For the Company, this consists of foreign currency translation adjustments.

Share-Based Compensation

Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) requires the Company to measure and recognize compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

Share-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2008 and 2007 was $813,489 and $1,368,022 respectively. 2008 amounts consisted of $107,003 of share-based

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

compensation expense related to stock option grants and $706,486 in restricted stock awards. 2007 amounts consisted of $132,509 of share-based compensation expense related to stock option grants and $1,235,513 in restricted stock awards. Share-based compensation expense is included in selling, general and administrative expense on the accompanying consolidated statements of operations. See Note 8 for additional information.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations.

Share-based compensation expense recognized in the Company’s consolidated statements of operations for the years ended December 31, 2008 and 2007 included compensation expense for share-based payment awards based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The Company follows the straight-line single option method of attributing the value of stock-based compensation to expense. As stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2008 and 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company used the Black-Scholes option-pricing model (“Black-Scholes model”) as its method of valuation for share-based awards granted. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards and the expected term of the awards.

The Company accounts for non-employee and Board stock-based compensation expense in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). The Company had issued two non-employee grants totaling 31,000 share options as of December 31, 2008, the expense for which is included in selling, general and administrative expense in the accompanying consolidated statement of operations.

Cash and Cash Equivalents

Included in cash and cash equivalents are deposits with financial institutions as well as short-term money market instruments, certificates of deposit and debt instruments with maturities of three months or less when purchased.

Accounting for Derivative Instruments

The Company accounts for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”), which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments imbedded in other financial instruments or contracts. The Company also considers the EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, which provides criteria for determining whether freestanding contracts that are settled in a company’s own stock, including common stock warrants, should be designated as either an equity instrument, an asset or as a liability under SFAS 133. The Company evaluates the conversion feature embedded in its convertible notes payable at each reporting period based on the criteria of SFAS 133 to determine whether the conversion feature would be required to be bifurcated from the convertible notes and accounted for separately as derivative liabilities. Based on management’s evaluation, the embedded conversion feature did not require bifurcation and derivative accounting as of December 31, 2008.

Management is evaluating the impact of EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock which is effective for the Company for fiscal years beginning after

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

December 15, 2008. EITF No. 07-5, discussed below under Recent Accounting Pronouncements, provides guidance for determining whether an equity-linked financial instrument (or embedded feature) issued by an entity is indexed to the entity’s stock, and therefore, qualifying for the first part of the scope exception in paragraph 11(a) of SFAS 133. We will adopt EITF No. 07-5 effective January 1, 2009.

Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets are recognized for future deductible temporary differences and for tax net operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. A valuation allowance is provided to offset the net deferred tax asset if, based upon the available evidence, management determines that it is more likely than not that some or all of the deferred tax asset will not be realized.

In June 2006, the FASB issued Interpretation No. 48, Accounting For Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007 did not have a material impact on the Company’s financial position or results of operations.

The Company may from time to time be assessed interest and/or penalties by taxing jurisdictions, although any such assessments historically have been minimal and immaterial to its financial results. In the event the Company has received an assessment for interest and/or penalties, it has been classified in the statements of operations as other general and administrative costs.

The Company is liable in certain cases for collecting regulatory fees and/or certain sales taxes from its customers and remitting the fees and taxes to the applicable governing authorities. The Company records taxes applicable under EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation), on a net basis.

Net Loss Per Share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share reflect, in periods with earnings and in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. Diluted loss per share for the years ended December 31, 2008 and 2007 excludes potentially issuable common shares of 28,237,931 and 28,227,056, respectively, primarily related to the Company’s outstanding stock options, warrants, and convertible notes, because of the losses reported for 2008 and 2007, and because the assumed issuance of such potential common shares is anti-dilutive as the exercise prices of such securities are greater than the average closing price of the Company’s common stock during the periods.

Software Capitalization

Internal Use Software — The Company recognizes internal use software in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This Statement requires that certain costs incurred in purchasing or developing software for internal use be capitalized as internal use software development costs and included in fixed assets. Amortization of the software begins when the software is ready for its intended use.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation computed using the straight-line method. Depreciation on these assets is computed over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the term of the lease, excluding optional extensions. Depreciable lives used by the Company for its classes of assets are as follows:

Furniture and Fixtures	7 years
Telecommunication Equipment	5 years
Leasehold Improvements	up to 10 years
Computer Hardware and Software	3-5 years
Internal Use Software	3 years

Goodwill

Goodwill is the excess purchase price paid over identified intangible and tangible net assets of acquired companies. Goodwill is not amortized, and is tested for impairment at the reporting unit level annually or when there are any indications of impairment, as required by SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). A reporting unit is an operating segment, or component of an operating segment, for which discrete financial information is available and is regularly reviewed by management. We have one reporting unit to which goodwill is assigned.

Goodwill represents the Company’s allocation of the purchase price to acquire our two operating subsidiaries in excess of the fair value of the assets acquired at the date of the acquisitions. The allocation of purchase price, to reflect the values of the assets acquired and liabilities assumed, was based upon management’s evaluation and certain third-party appraisals.

The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of the Company and comparing it with the carrying value, which includes goodwill. If the estimated fair value were less than the carrying value, a second step would be performed to compute the amount of the impairment by determining an “implied fair value” of goodwill. Determination of “implied fair value” of goodwill would require the Company to allocate the estimated fair value of the Company to its assets and liabilities. Any unallocated fair value would represent the “implied fair value” of goodwill, which would be compared to the corresponding carrying value.

The Company performs its annual goodwill impairment testing in the third quarter of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company tested its goodwill during the third quarter of 2008 and concluded that an impairment existed. The Company recorded an impairment charge to goodwill in the amount of $38.9 million.

Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company, the useful life over which cash flows will occur, and determination of the Company’s cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment.

Intangibles

Intangible assets are accounted for in accordance with SFAS 142 and SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Intangible assets arose from business combinations and consist of customer contracts, acquired technology and restrictive covenants related to employment agreements that are amortized, on a straight-line basis, over periods of up to five years.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

In accordance with SFAS 144, the Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the third quarter of 2008, the Company determined that certain of our intangible assets were impaired. The Company recorded an impairment charge to intangible assets in the amount of $2.9 million.

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under SFAS 107 including cash and cash equivalents, designated cash, accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Long-term obligations approximate fair value, given management’s evaluation of the instruments’ current rates compared to market rates of interest and other factors.

Accrued Carrier Expenses

The Company accrues estimated charges owed to its suppliers for services. The Company bases this accrual on the supplier contract, the individual service order executed with the supplier for that service, the length of time the service has been active, and the overall supplier relationship. It is common in the telecommunications industry for users and suppliers to engage in disputes over amounts billed (or not billed) in error or over interpretation of contract terms. The accrued carrier cost reflected in the consolidated financial statements includes disputed but unresolved amounts claimed as due by suppliers, unless management is confident, based upon its experience and its review of the relevant facts and contract terms, that the outcome of the dispute will not result in liability for the Company. Management estimates this liability monthly, and reconciles the estimates with actual results quarterly as the liabilities are paid, as disputes are resolved, or as the appropriate statute of limitations with respect to a given dispute expires.

As of December 31, 2008, open disputes totaled approximately $1.3 million. Based upon its experience with each vendor and similar disputes in the past, and based upon management review of the facts and contract terms applicable to each dispute, management has determined that the most likely outcome is that the Company will be liable for approximately $381,000 in connection with these disputes, for which accruals are included on the accompanying consolidated balance sheet at December 31, 2008. As of December 31, 2007, open disputes totaled approximately $550,000, of which management determined it would likely be liable for approximately $150,000.

Segment Reporting

Immediately following the Acquisitions, the Company operated under two reportable segments as the chief operating decision maker reviewed operating results and made decisions on a regional basis. During the first six months of 2007, the Company completed a restructuring initiative that included the centralization of all financial, selling and operational functions of the Company. As a result of the restructuring, the Company now operates in one business segment providing global telecommunications services, and is no longer organized by market. A single management team reports to the chief operating decision maker who comprehensively manages the business. The Company does not operate any material separate lines of business or separate business entities with respect to its services. Accordingly, the Company no longer accumulates discrete financial information with respect to separate service lines and, effective June 30, 2007, does not have separately reportable segments as defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information (“SFAS 131”). Financial results reflect those of the entire Company.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

Change in Accounting Principle for Registration Payment Arrangements

In December 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position on Emerging Issues Task Force (“EITF”) No. 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”). FSP EITF 00-19-2 provides that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, which provides that loss contingencies should be recognized as liabilities if they are probable and reasonably estimable. Subsequent to the adoption of FSP EITF 00-19-2, any changes in the carrying amount of the contingent liability will result in a gain or loss that will be recognized in the consolidated statement of operations in the period the changes occur. The guidance in FSP EITF 00-19-2 was effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that were entered into or modified subsequent to the date of issuance of FSP EITF 00-19-2. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00-19-2, this guidance was effective for our consolidated financial statements issued for the year beginning January 1, 2007, and interim periods within that year.

On January 1, 2007, the Company adopted the provisions of FSP EITF 00-19-2 to account for the registration payment arrangement associated with the Company’s 8,165,000 Class W warrants and 8,165,000 Class Z warrants to purchase Common Stock included in the Series A Units and Series B Units sold in the Offering and the Underwriters’ Purchase Options (the “UPO”) to purchase up to 25,000 Series A Units and/or up to 230,000 Series B Units (collectively, the “Registration Payment Arrangement”). As of January 1, 2007, management determined that it was not probable that the Company would have any payment obligation under the Registration Payment Arrangement; therefore, no accrual for contingent obligation is required under the provisions of FSP EITF 00-19-2. Accordingly, the warrant liability account was eliminated. The amount originally allocated to the derivative liability of $7,284,450 was reclassified to additional paid-in-capital and the amount representing the cumulative revaluation of such derivative liability through the adoption of FSP EITF 00-19-2, $1,150,600, was recorded as a cumulative-effect change in accounting principle against opening retained earnings.

The following consolidated financial statement line items for the years ended were affected by the change in accounting principle:

Consolidated Statements of Operations

	As Computed Under	As Computed Under
	EITF 00-19	FSP EITF 00-19-2	Effect of Change

Twelve months ended December 31, 2007
Loss from operations	$(6,597,269)	$(6,597,269)	$—
Gain on fair value of warrants	4,386,600	—	(4,386,600)
Net income (loss)	43,737	(4,251,792)	(4,386,600)
Net income (loss) per share:
Basic and diluted	$0.00	$(0.35)	$(0.36)

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

Consolidated Balance Sheet

	As Computed Under	As Computed Under
	EITF 00-19	FSP EITF 00-19-2	Effect of Change

As of December 31, 2007
Warrant liability	$4,048,450	$—	$(4,048,450)
Total liabilities	33,702,853	29,654,399	(4,048,450)
Additional paid-in capital	49,486,591	56,771,044	7,284,450
Total stockholders’ equity	$49,294,381	$53,433,906	$4,048,450

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces SFAS 141, and issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”), an amendment of ARB No. 51. These two new standards will change the accounting for and the reporting for business combination transactions and non-controlling (minority) interests in the consolidated financial statements, respectively. SFAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. These two standards will be effective for the Company commencing January 1, 2009. Early adoption is prohibited. The Company is currently evaluating the impact of SFAS 141(R) and SFAS 160 on its consolidated financial position, results of operations and cash flows.

In June 2008, the FASB issued EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, which provides guidance for determining whether an equity-linked financial instrument (or embedded feature) issued by an entity is indexed to the entity’s stock, and therefore, would qualify for the first part of the scope exception in paragraph 11(a) of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The EITF proscribes a two-step approach under which the entity would evaluate the instrument’s contingent exercise provisions and then the instrument’s settlement provisions, for purposes of evaluating whether the instrument (or embedded feature) is indexed to the entity’s stock. This EITF is effective for financial statements issued for fiscal years beginning after December 15, 2008. We will adopt EITF No. 07-5 effective January 1, 2009. The Company is currently evaluating the impact of EITF No. 07-5 on its consolidated results of operations and financial position.

We adopted the provisions of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115 (“SFAS 159”), on January 1, 2008. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of SFAS 159 did not have an effect on our consolidated financial statements as we did not elect this fair value option, nor is it expected to have a material impact on future periods as the election of this option for our financial instruments is expected to be limited.

We adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS 157”), on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The adoption of SFAS 157 did not have a material effect on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, Goodwill and Other Intangible Assets. We will adopt FSP No. FAS 142-3 effective January 1, 2009. The Company is currently

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

evaluating the impact, if any, that the adoption of FSP No. FAS 142-3 will have on our consolidated results of operations and financial position.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the Company’s consolidated financial statements or the Company’s future results of operations.

NOTE 3 —	GOODWILL AND INTANGIBLE ASSETS

During the third quarter of 2008, the Company completed its annual goodwill impairment testing in accordance with SFAS 142. As part of step one, the Company considered three methodologies to determine the fair-value of our entity:

•	A market capitalization approach, which measures market capitalization at the measurement date.

•	A discounted cash flow approach, which entails determining fair value using a discounted cash flow methodology. This method requires significant judgment to estimate the future cash flows and to determine the appropriate discount rates, growth rates, and other assumptions.

•	A guideline company approach, which entails analysis of comparable, publicly traded companies.

Each of these methodologies the Company believes has merit in estimating the value of its goodwill. The Company accordingly employed each of these three methodologies in our analysis. The Company tested its goodwill during the third quarter of 2008 and concluded that an impairment existed. Three changes in circumstances led to the finding of impairment:

•	The Company’s stock price and market capitalization has declined;

•	Valuation estimates based on analysis of comparable companies declined;

•	The Company’s estimated cost of capital has increased.

The Company concluded that an impairment charge of $38.9 million should be recognized. This is a noncash charge and has been recognized in the third quarter of 2008. The change in goodwill for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007

Balance at January 1,	$60,920	$61,459
Purchase accounting adjustment	—	(539)
Impairment of goodwill	(38,920)	—

Balance at December 31,	$22,000	$60,920

During the third quarter of 2008, we further determined that those changes in circumstances that led to impairment of goodwill, as described above, also indicated that the carrying amount of certain intangible assets may not be recoverable. We analyzed these assets in accordance with SFAS 142 and SFAS 144 and concluded that intangible assets were impaired by $2.9 million.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the Company’s intangible assets as of December 31, 2008 and 2007:

		December 31, 2008				December 31, 2007
	Amortization	Gross Asset	Accumulated		Net Book	Gross Asset	Accumulated	Net Book
	Period	Cost	Amortization	Impairment	Value	Cost	Amortization	Value

Customer contracts	5 years	$300,000	$132,658	$—	$167,342	$300,000	$72,658	$227,342
Carrier contracts	1 year	151,000	151,000	—	—	151,000	151,000	—
Noncompete agreements	5 years	4,500,000	2,083,859	1,269,000	1,147,141	4,500,000	1,384,558	3,115,442
Software	7 years	6,600,000	2,198,405	1,665,000	2,736,595	6,600,000	1,141,760	5,458,240

		$11,551,000	$4,565,922	$2,934,000	$4,051,078	$11,551,000	$2,749,976	$8,801,024

Amortization expense was $1,815,945 and $2,316,697 for the years ended December 31, 2008 and 2007, respectively.

Estimated amortization expense related to intangible assets subject to amortization at December 31, 2008 for each of the years in the five-year period ending December 31, 2013 and thereafter is as follows:

2009	1,237,854
2010	870,363
2011	819,246
2012	628,055
2013	495,560

Total	$4,051,078

NOTE 4 —	PROPERTY AND EQUIPMENT

The following table summarizes the Company’s property and equipment as of December 31, 2008 and 2007:

	2008	2007

Furniture and fixtures	$221,890	$123,172
Computer hardware and telecommunications equipment	1,045,749	947,688
Computer software	437,256	77,532
Leasehold improvements	500,861	201,449

Property and equipment, gross	2,205,756	1,349,841
Less accumulated depreciation and amortization	(903,162)	(508,381)

Property and equipment, net	$1,302,594	$841,460

Depreciation expense associated with property and equipment was $394,781 and $419,806 for the years ended December 31, 2008 and 2007, respectively.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 5 —	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table summarizes the Company’s accrued expenses and other current liabilities as of December 31, 2008 and 2007:

	2008	2007

Accrued compensation and benefits	$1,187,194	$824,625
Accrued professional fees	70,089	147,726
Accrued interest payable	394,063	362,679
Accrued taxes	2,077,508	642,587
Accrued carrier costs	2,127,835	3,114,524
Accrued employee termination cost and non-recurring items	—	867,930
Accrued other	796,852	150,291

	$6,653,541	$6,110,362

NOTE 6 —	INCOME TAXES

The components of the benefit from income taxes for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Current:
Federal	$(188,910)	$214,215
State	(23,260)	26,737
Foreign	358,587	—

Subtotals	146,417	240,952

Deferred:
Federal	(1,406,697)	(2,055,953)
State	(142,696)	(112,917)
Foreign	(617,304)	(263,770)

Subtotals	(2,166,697)	(2,432,640)

Change in valuation allowance	729,458	(146,685)

Benefit from income taxes	$(1,290,822)	$(2,338,373)

The benefit from income taxes differs from the amount computed by applying the U.S. federal statutory income tax rates for federal, state, and local to loss before income taxes for the reasons set forth below for the years ended December 31, 2008 and 2007:

	2008	2007

US federal statutory income tax rate	35.00%	35.00%
Permanent items	(31.27)	(1.15)
State	0.35	3.96
Foreign	0.62	0.70
Change in valuation allowance	(1.67)	2.23
Other items	0.07	(5.20)

Effective Tax Rate	3.10%	35.54%

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

Permanent items in 2008 consist primarily of the write-off of goodwill that had no tax basis. (See Note 3 — Goodwill and Intangible Assets)

The Company undertook an evaluation of the valuation allowance related to its deferred tax assets at years ended December 31, 2008 and 2007. As a result, the Company concluded that the net carrying value of its deferred tax assets should be zero at year-end 2008 and 2007 on the basis that it is more likely than not that it will be unable to realize the net deferred tax assets in excess of their offsetting deferred tax liabilities in the immediate future. The majority of the Company’s valuation allowance relates to deferred tax assets in the United Kingdom, the United States, France and India.

As of December 31, 2008, the Company has net operating loss (“NOL”) carryforwards of approximately $20.3 million for tax purposes which will be available to offset future income. These net operating loss carryforwards were generated in a number of jurisdictions. If not used, these carryforwards will expire between 2020 and 2028. Approximately $2.8 million of the Company’s U.S. NOL carryforward may be significantly limited under Section 382 of the Internal Revenue Code (“IRC”). NOL carryforwards are limited under Section 382 when there is a significant “ownership change” as defined in the IRC. During 2006, the Company experienced such an ownership change.

Deferred income taxes reflect the net effects of net operating loss carryforwards and the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007

Deferred tax assets:
Tax effect of operating loss carryforwards	$6,331,772	$7,836,950
Allowance for doubtful accounts	103,699	90,925
Fixed assets	285,178	415,838
Stock compensation	862,452	553,333
Accrued bonuses	136,647	182,833
Miscellaneous items	121,263	134,389

Total deferred tax assets before valuation allowance	7,841,011	9,214,268
Less valuation allowance	(6,260,239)	(7,039,898)

Total deferred tax assets	1,580,772	2,174,370

Deferred tax liabilities:
Identified intangibles	(1,538,782)	(3,292,206)
Tax accounting method changes and other miscellaneous items	(41,990)	(109,389)

Total deferred tax liabilities	(1,580,772)	(3,401,595)

Net deferred tax liabilities	$—	$(1,227,225)

SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. The Company believes that it is more likely than not that all of the deferred tax assets will be realized against future taxable income but does not have objective evidence to support this future assumption. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the reported accumulated net losses to date, the Company has provided a full valuation allowance against its deferred tax assets, except to the extent that those assets are expected to be realized through continuing amortization of the Company’s deferred tax liabilities for intangible assets.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Neither the adoption of FIN 48 nor activities in 2008 and 2007 subsequent to its adoption impacted the Company’s consolidated financial position or results of operations. The Company has concluded that there are no uncertain tax positions requiring recognition, pursuant to the provisions of FIN 48, in its consolidated financial statements as of December 31, 2008.

NOTE 7 —	EMPLOYEE TERMINATION COSTS AND NON-RECURRING ITEMS

During 2007, the Company implemented various organizational restructuring plans to reduce its operating expenses, centralize management and decision making, and strengthen both its competitive and financial positions. The restructuring plans reduced non-sales general and administrative functions that were determined to be redundant or not consistent with the Company’s growth strategy.

The restructuring charges and accruals established by the Company, and activities related thereto, are summarized as follows:

	Severance	Other	Total Restructuring

Balance, December 31, 2006	$—	$—	$—
Charges net of reversals	2,137,706	88,779	2,226,485
Cash uses	(430,256)	(4,432)	(434,688)
Non-cash uses	(923,867)	—	(923,867)

Balance, December 31, 2007	$783,583	$84,347	$867,930

Charges net of reversals	—	—	—
Cash uses	(783,583)	(24,494)	(808,077)
Non-cash uses	—	(59,853)	(59,853)

Balance, December 31, 2008	$—	$—	$—

NOTE 8 —	EMPLOYEE SHARE-BASED COMPENSATION BENEFITS

Stock-Based Compensation Plan

The Company adopted its 2006 Employee, Director and Consultant Stock Plan (the “Plan”) in October 2006. In addition to stock options, the Company may also grant restricted stock or other stock-based awards under the Plan. The maximum number of shares issuable over the term of the Plan is limited to 3,000,000 shares.

The Plan permits the granting of stock options and restricted stock to employees (including employee directors and officers) and consultants of the Company, and non-employee directors of the Company. Options granted under the Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date and expire no later than ten years from the grant date. The options generally vest over four years with 25% of the option shares becoming exercisable one year from the date of grant and the remaining 75% annually or quarterly over the following three years. The Compensation committee of the Board of Directors, as administrator of the Plan, has the discretion to use a different vesting schedule.

Stock Options

Due to the Company’s limited history as a public company, the Company has estimated expected volatility based on the historical volatility of certain comparable companies as determined by management. The risk-free interest rate assumption is based upon observed interest rates at the time of grant appropriate for the term of the Company’s employee stock options. The dividend yield assumption is based on the Company’s intent not to issue a dividend under its dividend policy. The Company uses the simplified method under Staff Accounting

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

Bulletin No. 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, to estimate the options’ expected term. Assumptions used in the calculation of the stock option expense were as follows:

	2008	2007

Volatility	80.0% - 88.53%	80.0% - 80.7%
Risk free rate	1.7% - 4.7%	3.6% - 4.7%
Term (years)	6.0 - 6.25	6.0 - 6.25
Dividend yield	0.0%	0.0%

Stock-based compensation expense recognized in the accompanying consolidated statement of operations for the year ended December 31, 2008 is based on awards ultimately expected to vest, reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeiture assumptions were based upon management’s estimate.

The fair value of each stock option grant to employees is estimated on the date of grant. The fair value of each stock option grant to non-employees is estimated on the applicable performance commitment date, performance completion date or interim financial reporting date.

During the years ended December 31, 2008 and 2007, the Company recognized compensation expense of $107,003 and $132,509, respectively, related to stock options issued to employees and consultants, which is included in selling, general and administrative expense on the accompanying consolidated statements of operations.

During the year ended December 31, 2008, 313,000 options were granted pursuant to the Plan. The following table summarizes information concerning options outstanding as of December 31, 2008:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
		Exercise	Fair	Contractual	Intrinsic
	Options	Price	Value	Life (Years)	Value

Balance at December 31, 2007	517,500	$2.55	$1.55	9.38	$—
Granted	313,000	0.56	0.40	—	—
Exercised	—
Forfeited	(302,125)	1.22	1.22	—	—

Balance at December 31, 2008	528,375	$1.66	$1.04	8.78	$—

Exercisable	135,250	$2.58	$1.53	8.38	$—

Aggregate intrinsic value is calculated as the difference between the exercise price and market value of the underlying common stock as of December 31, 2008. No stock options were “in-the-money” as of December 31, 2008; thus there is no intrinsic value of outstanding or exercisable stock options as of December 31, 2008. The range of exercise prices for stock options outstanding as of December 31, 2008 was between $0.40 and $3.30.

As of December 31, 2008, the unvested portion of share-based compensation expense attributable to stock options and the period in which such expense is expected to vest and be recognized is as follows:

Expense

Year ending December 2009	$128,383
Year ending December 2010	125,640
Year ending December 2011	53,253
Year ending December 2012	6,834

$314,110

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

Restricted Stock

The Company expenses restricted shares granted in accordance with the provisions of SFAS 123(R). The fair value of the restricted shares issued is amortized on a straight-line basis over the vesting periods. During the years ended December 31, 2008 and 2007, the Company recognized compensation expense related to restricted stock of $706,486 and $1,235,513, respectively, which is included in selling, general and administrative expense on the accompanying consolidated statements of operations.

The following table summarizes restricted stock activity during the years ended December 31, 2008 and 2007:

	2008		2007
		Weighted		Weighted
		Average		Average
		Fair		Fair
	Shares	Value	Shares	Value

Nonvested Balance at January 1,	420,320	$2.64	552,582	$3.47
Granted	621,428	0.59	252,500	2.12
Forfeited	(103,867)	1.23	(37,097)	3.39
Vested	(371,129)	1.92	(347,665)	3.51

Nonvested Balance at December 31,	566,752	$1.12	420,320	$2.64

As of December 31, 2008, the unvested portion of share-based compensation expense attributable to restricted stock amounts to $635,035 which is expected to vest and be recognized during a weighted-average period of 2.5 years.

Defined Contribution Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all US based employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. During 2008, the Company matched 35% of employees’ contributions to the plan. The Company’s 401(k) expense was $32,423 in 2008 and $54,394 in 2007.

NOTE 9 —	DEBT

The following summarizes the debt activity of the Company during 2008.

		Notes Payable to	Notes Payable to
		former GII	former ETT and	Notes Payable to	Senior Secured
	Total Debt	Shareholders	GII Shareholders	Other Investors	Credit Facility

Debt obligation as of December 31, 2007	$8,795,713	$4,000,000	$2,870,713	$1,925,000	$—
Draw on Senior Secured Credit Facility	(600,000)	—	—	—	(600,000)
Repayments on Senior Secured Credit Facility	600,000	—	—	—	600,000

Debt obligation as of December 31, 2008	$8,795,713	$4,000,000	$2,870,713	$1,925,000	$—

During the year ended December 31, 2007, through a combination of payments and modifications, the Company reduced its total debt obligations and extended maturities until December 31, 2010. On March 23, 2007, the Company and the holders of approximately $5.9 million in promissory notes previously due and payable by the Company on June 30, 2007 entered into agreements to amend the notes. As a result of these amendments, the maturity date of each of the notes was extended from June 30, 2007 to April 30, 2008. In addition, the per annum interest rate payable with respect to each note was modified as follows: (a) from October 15, 2006 through March 31, 2007 — 6%; (b) from April 1, 2007 through June 30, 2007 — 8%; (c) from July 1, 2007 through

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

October 31, 2007 — 10%; (d) from November 1, 2007 through December 31, 2007 — 12%; (e) from January 1, 2008 through March 31, 2008 — 14%; and (f) from April 1, 2008 and thereafter — 16%.

On November 12, 2007, the Company and the holders of the approximately $5.9 million of promissory notes due on April 30, 2008 (the “April 2008 Notes”) entered into agreements to convert not less than 30% of the amounts due under the April 2008 Notes as of November 13, 2007 (including principal and accrued interest) into shares of the Company’s common stock, and to obtain 10% convertible unsecured subordinated promissory notes due on December 31, 2010 (the “December 2010 Notes”) for the remaining indebtedness then due under the April 2008 Notes. Pursuant to the conversion, a total of 2,570,143 shares of the Company’s common stock (with a quoted market price of $2,929,963) were issued for $3,528,987 of principal and accrued interest due under the April 2008 Notes as of November 13, 2007. All principal and accrued interest under the December 2010 Notes is payable on December 31, 2010. These exchanges are considered an extinguishment of debt in which the aggregate fair value of common stock and new convertible notes is less than the carrying value of the original notes. Accordingly, the Company recorded a gain, included in other income (expense), of $0.6 million for the year ended December 31, 2007 on the extinguishment of the original notes in accordance with EITF No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments.

In addition, on November 12, 2007, the holders of the $4.0 million of promissory notes due on December 29, 2008 agreed to amend those notes to extend the maturity date to December 31, 2010, subject to increasing the interest rate to 10% per annum, beginning January 1, 2009. Under the terms of the notes, as amended (the “Amended Notes”), 50% of all interest accrued during 2008 and 2009 is payable on each of December 31, 2008 and 2009, respectively, and all principal and remaining accrued interest is payable on December 31, 2010.

On November 13, 2007 the Company sold an additional $1.9 million of the December 2010 Notes to certain accredited investors including approximately $1.7 million of December 2010 Notes to certain members of the Company’s board of directors and entities affiliated with members of the Company’s board of directors.

The holders of the December 2010 Notes can convert the principal due under the December 2010 Notes into shares of the Company’s common stock, at any time, at a price per share equal to $1.70. The Company has the right to require the holders of the December 2010 Notes to convert the principal amount due under the December 2010 Notes at any time after the closing price of the Company’s common stock shall be equal to or greater than $2.64 for 15 consecutive business days. The conversion provisions of the December 2010 Notes include protection against dilutive issuances of the Company’s common stock, subject to certain exceptions. The December 2010 Notes and the Amended Notes are subordinate to any future credit facility entered into by the Company, up to an amount of $4.0 million. The Company has agreed to register with the Securities and Exchange Commission the shares of Company’s common stock issued to the holders of the December 2010 Notes upon their conversion, subject to certain limitations.

On March 17, 2008, the Company entered into a senior secured credit facility agreement with Silicon Valley Bank, the commercial banking arm of SVB Financial Group. Under terms of the facility, the Company may borrow up to $2 million based upon criteria related to accounts receivable and cash collections. The interest rate paid on borrowings under the facility ranges from Prime plus 1.5% to Prime plus 11.88%, and is dependent on certain financial measurements of the Company’s liquidity and earnings before interest, taxes, depreciation and amortization. The credit facility has a 364-day term and does not contain financial covenants. During 2008, the Company drew $600,000 on the facility and as of December 31, 2008, the Company had $0 outstanding under the credit facility. On March 17, 2009, the expiration date of our credit facility was extended until May 16, 2009. The Company and Silicon Valley Bank have entered discussions related to renewal of the facility prior to the expiration of the extension.

As of December 31, 2008 the Company’s total debt obligation is $8,795,713, which is due December 31, 2010, and accordingly, classified as long term in the accompanying consolidated balance sheet.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

Interest expense for 2008 and 2007 was $0.9 and $0.8 million, respectively. Total short-term accrued interest associated with these notes at each of the years ended December 31, 2008 and 2007 was $0.4 million. Total long-term accrued interest at December 31, 2008 and 2007 was $0.7 million and $0.0 million respectively.

NOTE 10 —	CONCENTRATIONS

Financial instruments potentially subjecting the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and designated cash. At times during the periods presented, the Company had funds in excess of the $100,000 (or $250,000 effective October 3, 2008) insured by the U.S. Federal Deposit Insurance Corporation, or in excess of similar Deposit Insurance programs outside of the United States, on deposit at various financial institutions. As of December 31, 2008 approximately $4.5 million of the Company’s deposits were held at institutions as balances in excess of the U.S. Federal Deposit Insurance Corporation and international insured deposit limits for those institutions. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

For the year ended December 31, 2008, one customer accounted for 12% of our total consolidated revenues, and 0% of our total consolidated accounts receivable as this customer’s account was fully paid as of year-end. Our four largest customers accounted for approximately 36% of revenues during this period, and no other customers exceeded 10% of revenues. For the year ended December 31, 2007, one customer accounted for 11% of our total consolidated revenues, and 0% of our total consolidated accounts receivable. Our four largest customers accounted for approximately 33% of revenues during this period, and no other customers exceeded 10% of revenues.

NOTE 11 —	COMMITMENTS AND CONTINGENCIES

Commitment — Leases

GTTA is required to provide its landlord with a letter of credit to provide protection from default under the lease for the Company’s headquarters. GTTA has provided the landlord with a letter of credit in the amount of $100,000 supported by hypothecation of a CD held by the underlying bank in the same amount.

Office Space and Operating Leases

Office facility leases may provide for escalations of rent or rent abatements, and payment of pro rata portions of building operating expenses. The Company currently leases facilities located in McLean, Virginia (lease expires December, 2014), London (United Kingdom), (lease will expire May, 2012, occupying under a binding Offer to Lease and the final lease is pending signatures), and Dusseldorf (Germany), (lease expires July, 2010) and Paris (France), (lease expires December, 2010). The Company records rent expense using the straight-line method over the term of the lease agreement. Office facility rent expense was $1.2 million for each of the years ended December 31, 2008 and 2007.

The Company has also entered into certain non-cancelable operating lease agreements related to vehicles. Total expense under vehicle leases was $0.1 million for each of the years ended December 31, 2008 and 2007.

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

Estimated annual commitments under non-cancelable operating leases are as follows at December 31, 2008:

	Office Space	Other

2009	$883,594	$54,902
2010	642,624	39,990
2011	538,900	16,663
2012	413,866	—
2013	326,973	—
Thereafter	335,147	—

	$3,141,104	$111,555

Commitments-Supply agreements

As of December 31, 2008, the Company had supplier agreement purchase obligations of $28.6 million associated with the telecommunications services that the Company has contracted to purchase from its vendors. The Company’s contracts are such that the terms and conditions in the vendor and client customer contracts are substantially the same in terms of duration. The back-to-back nature of the Company’s contracts means that the largest component of its contractual obligations is generally mirrored by its customer’s commitment to purchase the services associated with those obligations.

“Take-or-Pay” Purchase Commitments

Some of the Company’s supplier purchase agreements call for the Company to make monthly payments to suppliers whether or not the Company is currently utilizing the underlying capacity in that particular month (commonly referred to in the industry as “take-or-pay” commitments). As of December 31, 2008 and 2007, the Company’s aggregate monthly obligations under such take-or-pay commitments over the remaining term of all of those contracts totaled $0 and $240,000, respectively.

Service-by-Service Commitments — Early Termination Liability

The Company, to the extent practicable, matches the quantity, duration and other terms of individual purchases of communications capacity with agreements to supply communications to individual customers on a service-by-service basis. In the ordinary course of business, the Company enters into contracts with suppliers to provide telecommunication services typically for a period between 12 and 36 months. These supplier contracts are entered into when the Company has entered into sales contracts with customers. The key terms and conditions of the supplier and customer contracts are substantially the same. The Company recognizes profit on communications sales to the extent its revenue from providing service exceeds its cost to purchase the underlying capacity. In the year ended September 30, 2004, GTTA began purchasing capacity under five-year commitments from certain vendors in order to secure more competitive pricing. These five-year purchase commitments are not, in all cases, matched with five-year supply agreements to customers. In such cases, if a customer disconnects its service before the five-year term ordered from the vendor expires, and if GTTA were unable to find another customer for the capacity, GTTA may be subject to an early termination liability. Under standard telecommunications industry practice (commonly referred to in the industry as “portability”), this early termination liability may be waived by the vendor if GTTA were to order replacement service with the vendor of equal or greater revenue to the service cancelled. As of December 31, 2008, the total potential early termination liability exposure to the Company was $358,520.

Conversion Right of Holders of Class B Common Stock

As permitted in the Company’s Certificate of Incorporation prior to and until the Acquisitions, holders of the Company’s Class B common stock that voted against a Business Combination were, under certain conditions,

Global Telecom & Technology, Inc.

Notes to Consolidated Financial Statements — (Continued)

entitled to convert their shares into a pro-rata distribution from a trust fund (“Trust Fund”) established to hold most of the net proceeds from the Company’s initial public offering (the “Conversion Right”). In the event that holders of a majority of the outstanding shares of Class B common stock voted for the approval of the Business Combination and that holders owning less than 20% of the outstanding Class B common stock exercised their Conversion Rights, the Business Combination could then be consummated. Upon completion of such Business Combination, the Class B common stock would be converted to common stock and the holders of Class B common stock who voted against the Business Combination and properly exercised their Conversion Rights would be paid their conversion price. There was no distribution from the Trust Fund with respect to the warrants included in the Series A Units and Series B Unit or with respect to the common stock issued prior to consummation of the Business Combination. Any Class B stockholder who converted his or her stock into his or her share of the Trust Fund retained the right to exercise the Class W warrants and Class Z warrants that were received as part of the Series B Units.

In connection with the Acquisitions, the Company determined that Class B stockholders owning less than 20% of the outstanding Class B common stock both voted against the Acquisitions and properly exercised their Conversion Rights for a pro-rata distribution from the Trust Fund based on the value of the Trust Fund as of October 13, 2006. The actual per-share conversion price issuable to Class B stockholders who voted against the Acquisitions and elected conversion was equal to the amount in the Trust Fund (inclusive of any interest thereon) immediately prior to the proposed Business Combination, divided by the number of Class B shares sold in the Offering, or approximately $5.35 per share based on the value of the Trust Fund as of October 13, 2006. Accordingly, the Company was required to convert such Class B stockholders’ shares (which were converted into shares of common stock upon consummation of the Acquisitions) into cash following verification that such stockholders properly exercised their Conversion Rights. During 2007, the Company determined that 1,897,193 shares of former Class B common stock qualified for conversion and made payment of approximately $10.15 million with respect to the conversion of those shares. As a result of this conversion process, these shares have been canceled. The Company also incurred approximately $0.7 million in costs associated with resolution of the share conversion process, including payments made to holders of shares who initially sought conversion of those shares but ultimately agreed to withdraw their conversion claims in consideration for such payments. The Company completed the conversion process in June 2007 and does not expect to redeem any additional shares in connection with this conversion process.

Contingencies-Legal proceedings

The Company is subject to legal proceedings arising in the ordinary course of business. In the opinion of management, the ultimate disposition of those matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. No material reserves have been established for any pending legal proceeding, either because a loss is not probable or the amount of a loss, if any, cannot be reasonably estimated.

NOTE 12 —	FOREIGN OPERATIONS

Our operations are located primarily in the United States and Europe. Our financial data by geographic area is as follows:

	US	UK	Other

2008
Revenues by geographic area	$34,086,536	$23,308,496	$9,578,933
Long-lived assets at December 31	27,083,789	591,182	51,018
2007
Revenues by geographic area	26,645,734	20,474,284	10,497,633
Long-lived assets at December 31	70,484,494	288,854	42,577

Exhibit 10.23
SEPARATION OF EMPLOYMENT AND RELEASE AGREEMENT
     This Separation of Employment and Release Agreement (this “Agreement”) is made by and between Global Telecom & Technology, Inc., a Delaware corporation with its principal place of business in McLean, Virginia, on behalf of itself and its subsidiaries and divisions (collectively, “Employer” or “Company”), and Kevin Welch (“you” or “Employee”, together with Employer, the “Parties”). The Effective Date of this Agreement will be eight (8) days after its execution by the Employee, if Employee does not revoke acceptance within seven (7) days after Employee executes this Agreement.
     WHEREAS, the Parties to this Agreement wish to set forth clearly the terms and conditions of Employee’s separation from employment with Employer; and
     WHEREAS, Employee’s separation of employment with Employer shall be effective as of the date set forth below;
     NOW THEREFORE, in consideration of the mutual covenants set forth herein and for other valuable consideration, the receipt and sufficiency of which are acknowledged, Employee and Employer, intending to be legally bound, agree as follows:
1.
Separation. You acknowledge that your separation from Employer shall be October 31, 2008 (the “Separation Date”). As of the Separation Date, you will no longer be required to fulfill any of the duties and responsibilities associated with your position nor are you authorized to act on behalf of the Employer or direct the activities of any of Employer’s employees. By executing this Agreement, you acknowledge and agree that this Agreement shall supersede the Employment Agreement that you signed with Employer dated January 22, 2007 (“Employment Agreement”) and, except for your continuing obligations in Sections 4, 6, 7.7, 7.8 (except the second sentence), and 8, the remainder of the Employment Agreement shall no longer have any force or effect including, without limitation, Sections 5 and 7 (except Section 7.7 and the first sentence of Section 7.8). You shall be ineligible for, and not be entitled to receive, any bonus payment related to Employer’s 2008 bonus program.

2.	Severance Payment.
(a)
In consideration for Employee signing this Agreement, including the release of claims set forth in Section 3 below, your covenants and obligations set forth in this Agreement and your continued performance of your obligations set forth in this Agreement and the Employment Agreement as noted above, upon the Effective Date of this Agreement, you shall be entitled to the following benefits: (i) the seventy thousand (70,000) shares of Global Telecom & Technology, Inc.(“GTT”) restricted common stock that you were granted in February, 2008 shall become fully vested as of February 1, 2009. Although you shall have the right to use some of the shares of vested restricted stock to offset the taxes you owe as a result of the vesting of the shares, you agree and acknowledge that you shall be personally and fully responsible

1

and liable for payment of all taxes associated with the vesting of the shares of GTT common stock; and (ii) as of the Separation Date, you are not entitled to any additional Company matching benefits under the Company’s 401(k) Plan but any matching amounts already contributed by the Company as of the Separation Date shall continue to vest in accordance with the terms of the Company’s 401(k) Plan until January 22, 2009. You shall also be paid for any earned but unused vacation days that have accrued as of the Separation Date. The payment for unused vacation days will be in accordance with the Company’s regularly scheduled payroll processing, will be directly deposited in your designated bank account, and will be subject to standard payroll deductions and withholdings.

(b)
The Company will hire you as an employee at an annualized salary of $200,000 commencing the day after the Separation Date and continuing in effect for six (6) months from the Effective Date. You will not accrue vacation or leave time after the Separation Date. At the end of the first six (6) month period, you shall have an option to continue work for GTT at an annualized salary of $200,000 for an additional period that is not to exceed six (6) months (“Extension Period”). You can exercise this extension unless you are working for another employer at an annualized salary of $150,000 or more. During the Extension Period, if you accept a position with another employer at an annualized salary of $150,000 or more, you will provide notice to GTT and terminate this agreement. The final date of your employment with the company after the six month period following the Separation Date and any Extension Period shall be the “Final Separation Date”. Company may not terminate your employment prior to the Final Separation Date except for “Cause”. For purposes of this agreement, the Company shall have “Cause” to terminate your employment only if: (i) you commit an act of fraud, embezzlement, misappropriation of funds, or dishonesty, (ii) you are grossly negligent or engage in willful misconduct in the performance of your duties hereunder, and fails to remedy such breach within ten (10) days of receiving written notice thereof from the Company, provided, however, that no act, or failure to act, by you shall be considered “grossly negligent” or an act of “willful misconduct” unless committed without good faith and without a reasonable belief that the act or omission was in or not opposed to the Company’s best interest; (iii) you are convicted of a felony or a crime of moral turpitude; or (vi) you have a drug or alcohol dependency.

(c)
You agree, understand, and acknowledge that the vesting of the restricted shares of GTT common stock as well as any other promises made to you hereunder represent the sole consideration for signing and performing this Agreement and not salary, wages or benefits to which you were already entitled. Up until the Final Separation Date you will be eligible to continue participation in the Company’s medical and dental plans. After the Final Separation Date, Employee or Employee’s covered dependents may elect to pay for COBRA medical and dental insurance continuation coverage for Employee and/or Employee’s covered dependents for the time period and

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under such conditions as are provided by COBRA. You will be responsible for any and all COBRA coverage insurance payments (if you so elect) after the Final Separation Date; provided, however, that you will be eligible to purchase COBRA continuation coverage at the rate applicable to active GTT employees for six (6) months from the Final Separation Date followed by twelve (12) months of COBRA coverage at the full rate. You are not entitled to any Company matching benefits under the Company’s 401(k) Plan as of the Separation Date but any matching amounts contributed by the Company as of the Separation Date shall continue to vest in accordance with the terms of the Company’s 401(k) Plan until January 22, 2009

(d)	You further represent and warrant that no other inducements, promises, agreements or arrangements exist between you and Employer regarding your separation from employment with Employer.
3.	Release by You.
(a)
By our mutual signatures below, the Parties have agreed that: (i) Company will have no further obligations to make payments of money in the form of salary, bonus, or otherwise, benefit contributions, transfers of stock or other things of value (including, but not limited to, perquisites) except as provided in this Agreement; and (ii) the Company shall have no liability with respect to the termination of your employment except as expressly set forth herein.

(b)
In exchange for the benefits set forth herein, you (for yourself, your heirs, assigns or executors) release and forever discharge Employer, any of its affiliates, successors, assigns, insurers or attorneys, and its and their directors, officers, contractors, agents and employees from any and all claims, suits, demands, causes of action, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees, liabilities of whatever kind or nature in law or equity, by statute or otherwise, whether now known or unknown, vested or contingent, suspected or unsuspected, and whether or not concealed or hidden, which have existed or may have existed, or which do exist, on or before the Separation Date, of any kind, which relate in any way to your employment with Employer or the termination of that employment (“Claims”), except (i) those arising out of the performance of this Agreement, (ii) your rights under the employee benefit plans of Employer that by their terms are available to terminated employees; (iii) your rights to accrued, unused vacation; and (iv) any rights or claims that may arise after the Separation Date.

(c)
The released Claims include, without limiting the generality of the foregoing language, any and all claims that Employer has violated any statute, public policy or common law including, without limitation, claims for retaliatory discharge; negligent hiring, retention or supervision; defamation; intentional or negligent infliction of emotional distress and/or mental anguish; intentional interference with contract; negligence; detrimental reliance; loss of consortium to you or any member of your family and/or promissory estoppel. The release also includes any and all claims of employment discrimination under any local, state or federal law or ordinance, including, without limitation, Title VII or the Civil Rights Act of 1964 and all of its amendments, the Civil Rights Act of 1991, the Family Medical Leave Act, the Delaware or Virginia Discrimination Laws, the Virginia

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Fair Employment and Housing Act (as amended), the Employee Retirement Income Security Act, the Equal Pay Act, the Americans with Disabilities Act of 1990, and, including any Claims of age discrimination under the Age Discrimination in Employment Act, as amended, or any Claims alleging any legal restriction on the Company’s right to terminate its employees, any Claims Employee has relating to Employee’s rights to or against any of the Company’s benefits plans, or personal injury Claims, including, without limitation, wrongful discharge, fraud, breach of contract, defamation, tortious interference with business expectancy or contract, intentional or negligent misrepresentation, constructive discharge, or infliction of emotional distress.

(d)
In signing this release, you acknowledge that you intend that it shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. You expressly consent that this release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. You acknowledge and agree that this release is an essential and material term of this Agreement and, without such release, Employer would not have made available to you the benefits provided for herein. You further agree that, in the event you bring any Claim in which you seek damages against Employer, or any of its affiliates, successors, assigns, insurers or attorneys, and/or its and their directors, officers, contractors, agents and employees, this release shall serve as a complete defense to such Claims, and Employer will be (i) relieved of its obligations to make any continued payment under this Agreement or provide any of the benefits hereunder (except as required by law), and (ii) entitled to recover all payments previously made by Employer under this Agreement (except as prohibited by law). Excepted from this release are any claims which cannot be waived by law, including the right to file a charge with or participate in an investigation conducted by the Equal Employment Opportunity Commission (“EEOC”) and any claims for unemployment benefits under applicable state law. You are, however, waiving any right to a monetary recovery should the EEOC or any agency pursue any claim on your behalf.

(e)	By signing this Agreement, you acknowledge that:
(i)	you have carefully read and fully understand all of the provisions of this Agreement as well as the significance and consequences of this Agreement;

(ii)	you knowingly and voluntarily agree to all of the terms set forth in this Agreement;

(iii)	you knowingly and voluntarily agree to be legally bound by this Agreement and acknowledge that you will sign this Agreement only after full reflection and analysis;

(iv)	you have had an opportunity to consult with, and are hereby advised to consult with, an attorney prior to signing this Agreement;

(v)
you acknowledge that all compensation, rights, and benefits including, without limitation, personal time off, sick pay, vacation pay, and leave as provided by the Family Medical Leave Act, have been paid and/or exercised in full without interference, and that no outstanding claims for compensation or benefits exist.

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If you revoke this Agreement in any manner, it will no longer be binding on you or Employer and you will not be entitled to any of the benefits set forth herein except for COBRA insurance continuation benefits as described above.
4.	Additional Agreements.
(a)
By signing this Agreement you agree that, by the Separation Date, you shall immediately return to the Employer all Employer documents (and all copies thereof) and other Employer property that Employer asks to be returned, including, but not limited to, Employer files, notes, drawings, records, business plans and forecasts, financial information, specifications, computer-recorded information, tangible property including, but not limited to, computers and computer accessories, computer manuals, credit cards, cellular phones and any other wireless devices, fax machines, printers, entry cards, identification badges and keys; and, any materials of any kind on any storage media that contain or embody any proprietary or confidential information of Employer (and all reproductions thereof). You agree to promptly coordinate return of Employer property with Chris McKee, General Counsel.

(b)	Employer agrees to reimburse you for properly submitted expense reports relating to authorized and legitimate business expenses incurred prior to your Final Separation Date.

(c)
Employer will indemnify and hold you harmless, to the fullest extent allowed by applicable law, for any and all claims brought by a third party which result from your employment with the Employer, including payment of your costs and reasonable attorneys’ fees.

5.	Confidentiality of this Agreement.
(a)
Both during and after your employment you acknowledge and reaffirm your continuing obligations under, and intent to be bound by all terms and conditions of, the Non-Sales Personnel Employment, Invention Assignment, Non-Solicitation, & Confidentiality Agreement signed by you.. In that agreement, you agreed, among other things, not to use or disclose any confidential or proprietary information of Employer and to refrain from certain solicitation and competitive activities. A copy of the Non-Sales Personnel Employment, Invention Assignment, Non-Solicitation, & Confidentiality Agreement is attached hereto. Please familiarize yourself with the agreement that you signed and, if you have any doubts or questions as to your obligations and/or the scope of the restrictions in that agreement, please immediately contact Chris McKee, General Counsel, to assess your compliance.

(b)	Employee shall respect the confidences of the Company and its customers and shall not at any time during or after Employee’s employment with the Company, directly or

5

indirectly, divulge or disclose for any purpose or use for Employee’s own benefit any confidential information that Employee obtained or had access to as a result of Employee’s employment with the Company. Employee covenants that Employee shall not, without the written consent of the Company, disturb or interfere with the business relationships and negotiations of the Company or its affiliates with its existing or prospective customers, suppliers and/or other third parties.

(c)	Employee shall not use any computer access code or password belonging to the Company and agrees that Employee will not access any computer or database in possession or control of the Company.

(d)
The contents of this Agreement, including but not limited to its financial terms, are strictly confidential. By signing this Agreement, you agree and represent that you will maintain the confidential nature of this Agreement, except (i) to legal counsel, tax and financial planners, and immediate family who agree to keep it confidential, and to the Internal Revenue Service; (ii) to potential or future employers; (iii) as otherwise required by law, in which case you shall notify Employer in writing in advance of disclosure; and (iv) as necessary to enforce this Agreement.

6.
Mutual Nondisparagement. You and Employer agree that you shall not, verbally or in writing, disparage in any manner or context you, Employer, and Employer’s attorneys, directors, managers, partners, employees, agents and affiliates, in any manner likely to be harmful to you, them or their business, business reputation or personal reputation; provided that you and Employer will respond accurately and fully to any question, inquiry or request for information when required by legal process.

7.	Assignment.
(a)
This Agreement shall be binding upon and inure to the benefit of the Employer and any successor or assign of Employer. You may not assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Employer.

(b)
The Parties agree that no interest or right you have or any of your beneficiaries has to receive payment or to receive benefits under this Agreement shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind, except as required by law. Nor may such interest or right to receive payment or distribution be taken voluntarily or involuntarily, for the satisfaction of the obligations or debts of, or other claims against you or your beneficiaries, including for alimony, except to the extent required by law.

8.
No Admissions. This Agreement shall not be construed as an admission of any breach of obligation, wrongdoing, or liability either by Employer, or any of its affiliates, successors, assigns, insurers or attorneys, or any of its or their directors, officers, agents or employees.

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9.	Amendments. This Agreement cannot be amended without the prior written consent of you and Employer.

10.
Complete Agreement. This Agreement contains the entire agreement between you and Employer regarding the matters set forth herein and supersedes all prior and contemporaneous offers, agreements, arrangements, or understandings, whether written or oral, relating to, arising out of, or in connection with, your separation of employment from Employer

11.
Governing Law; Severability. THIS AGREEMENT SHALL BE INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF VIRGINA, WHENEVER POSSIBLE, AND THE EXCLUSIVE VENUE FOR ANY DISPUTE ARISING FROM OR RELATED TO THIS AGREEMENT SHALL BE THE STATE OR FEDERAL COURTS IN FAIRFAX COUNTY, VIRGINIA. EACH PROVISION OF THIS AGREEMENT SHALL BE INTERPRETED IN A MANNER AS TO BE EFFECTIVE AND VALID UNDER APPLICABLE LAW, BUT IF ANY PROVISION SHALL BE HELD TO BE PROHIBITED OR INVALID UNDER APPLICABLE LAW, SUCH PROVISION SHALL BE INEFFECTIVE ONLY TO THE EXTENT OF SUCH PROHIBITION OR INVALIDITY, WITHOUT INVALIDATING OR AFFECTING THE REMAINDER OF SUCH PROVISION OR ANY OF THE REMAINING PROVISIONS OF THIS AGREEMENT.

12.
Construction. The various titles of the sections herein are used solely for convenience and shall not be used for interpreting or construing any word, clause, section, paragraph, or subparagraph of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party.

13.	Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same Agreement.

14.
Miscellaneous. EMPLOYEE ACKNOWLEDGES THAT THE COMPANY HAS EXPLAINED THAT EMPLOYEE’S EXECUTION OF THIS AGREEMENT AND RELEASE MUST BE KNOWING AND VOLUNTARY. EMPLOYEE FURTHER ACKNOWLEDGES EMPLOYEE HAS AT LEAST TWENTY-ONE (21) CALENDAR DAYS TO REVIEW THIS AGREEMENT AND RELEASE, AND TO CONSULT WITH AN ATTORNEY OF EMPLOYEE’S CHOICE, AND TO CONSIDER SIGNING THIS AGREEMENT AND RELEASE.

EMPLOYEE UNDERSTANDS THAT: (i) EMPLOYEE HAS SEVEN (7) CALENDAR DAYS AFTER EMPLOYEE SIGNS THIS AGREEMENT AND RELEASE TO REVOKE EMPLOYEE’S DECISION TO EXECUTE A RELEASE OF ANY CLAIMS EMPLOYEE

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HAS OR MAY HAVE; (ii) RECOVATION SHALL ONLY BE EFFECTIVE IF WRITTEN NOTICE OF REVOCATION IS RECEIVED ON OR BEFORE THE SEVENTH (7TH) CALENDAR DAY AFTER THE EXECUTION DATE BY MR. CHRIS McKEE, GENERAL COUNSEL, GLOBAL TELECOM & TECHNOLOGY, INC., 8484 WESTPARK DRIVE, SUITE 720, McLEAN, VIRGINIA 22182; AND (iii) IF EMPLOYEE REVOKES THIS AGREEMENT IN THIS MANNER, THIS AGREEMENT WILL NO LONGER BE BINDING ON EMPLOYEE OR EMPLOYER AND EMPLOYEE SHALL NOT BE ENTITLED TO THE BENEFITS SET FORTH HEREIN EXCEPT FOR COBRA BENEFITS; AND (iv) THIS AGREEMENT SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THE REVOCATION PERIOD HAS EXPIRED.

Please indicate your agreement to all of the above terms and conditions by signing and returning an originally executed Agreement to Chris McKee, General Counsel, Global Telecom & Technology, Inc. 8484 Westpark Drive, Suite 720, McLean, Virginia 22102.

Sincerely, Global Telecom & Technology, Inc.
By:	/s/ Chris McKee

Print Name:	Chris McKee

Print Title:	General Councel

AGREED TO AND ACCEPTED BY:
Signature:	/s/ Kevin Welch
Kevin Welch

Dated:	October 31, 2008

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Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
Global Telecom & Technology Americas, Inc., a Virginia corporation
GTT — EMEA Ltd., a United Kingdom corporation
GTT Global Telecom, LLC, a Virginia limited liability company
GTT Global Telecom Government Services, LLC, a Virginia limited liability company
Global Internetworking of Virginia, Inc., a Virginia corporation
European Telecommunications & Technology SARL, a French corporation
European Telecommunications & Technology Inc., a Delaware corporation
ETT European Telecommunications & Technology Deutschland GmbH, a German corporation
ETT (European Telecommunications & Technology) Private Limited, an Indian corporation
European Telecommunications & Technology (S) Pte Limited, a Singapore corporation
ETT Network Services Limited, a United Kingdom corporation

Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in Form S-8 (No. 333-139356) of Global Telecom & Technology, Inc. of our report dated March 23, 2008 relating to the consolidated financial statements of Global Telecom & Technology, Inc. and Subsidiaries as of December 31, 2008 and 2007 and for the years then ended included in this annual report and Form 10-K.
/s/ J.H. Cohn LLP
Jericho, New York
March 27, 2009

Exhibit 31.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
     I, Richard D. Calder, Jr., certify that:
     1. I have reviewed this annual report on Form 10-K of Global Telecom & Technology, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 27, 2009	/s/ Richard D. Calder, Jr.
Richard D. Calder, Jr.
President and Chief Executive Officer

Exhibit 31.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER
     I, Eric A. Swank, certify that:
     1. I have reviewed this annual report on Form 10-K of Global Telecom & Technology, Inc.;
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
     (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
     (c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     (d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 27, 2009	/s/ Eric A. Swank
Eric A. Swank
Chief Financial Officer and Treasurer

Exhibit 32.1
CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Annual Report of Global Telecom & Technology, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard D. Calder, Jr., Chairman of the Board, Executive Chairman and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my best knowledge:
     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2009	/s/ Richard D. Calder, Jr.
Richard D. Calder, Jr.
President and Chief Executive Officer

Exhibit 32.2
CERTIFICATION OF
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Annual Report of Global Telecom & Technology, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Eric A. Swank, Chief Financial Officer and Treasurer of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my best knowledge:
     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2009	/s/ Eric A. Swank
Eric A. Swank
Chief Financial Officer and Treasurer